                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939

                         FITZGERALDS GAMING CORPORATION
                              (Name of Applicant)

                    301 Fremont Street, Las Vegas, NV  89101
                    (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

      TITLE OF CLASS                                             AMOUNT

      13% Senior Secured Notes due 2002                          $123,000,000
      With Contingent Interest

         Approximate date of proposed public offering: As soon as practicable after this Registration Statement becomes effective.

         Name and address of agent for service: Jerome M. Turk 301 Fremont Street, Las Vegas, NV 89101.

                                With a copy to:



                 Theodore H. Latty
                 Hughes Hubbard & Reed LLP
                 350 S. Grand Avenue, Suite 3600
                 Los Angeles, CA  90071
                 (213) 613-2808

Item 1.  General Information

                 (a)      Corporation
                 (b)      Nevada

Item 2.  Securities Act exemption applicable.

                 On December 23, 1996, applicant solicited the holders of its outstanding 13% Senior Secured Notes due 2002 With Contingent Interest (the "Notes") with regard to certain amendments to the indenture, dated as of December 19, 1995 (the "Indenture"), among the applicant, as issuer, Fitzgeralds South, Inc., Fitzgeralds Reno, Inc., Fitzgeralds Incorporated, Fitzgeralds Las Vegas, Inc., Fitzgeralds Mississippi, Inc. (formerly named Polk Landing Entertainment Corporation), and Fitzgeralds Black Hawk, Inc., as subsidiary guarantors, and Wells Fargo Bank, N.A. (formerly First Interstate Bank of Nevada, N.A.), as trustee. The amendments to the Indenture are being proposed to enable the applicant to borrow up to $6,000,000 on substantially the same terms and conditions except that the new loan will rank senior to the Notes and the liens securing the new loan will rank senior to the liens securing the Notes pursuant to the subordination provisions of a first supplemental Indenture. The applicant had previously qualified the Indenture, pursuant to which it had issued $123,000,000 principal amount of Notes, in connection with its Registration Statement on Form S-1, Registration No. 33-94624, which was declared effective by the Commission on December 13, 1995 (the "Prior Registration Statement").

                 To the extent that the Notes, as modified in connection with the solicitation of consents, may be deemed to be new securities, applicant has relied on Section 3(a)(9) of the Securities Act of 1933.

                 No sales of any securities of the same class by the applicant or by or through any underwriter have been or are to be made at or about the same time as the subject transaction. No consideration has been or will be given, directly or indirectly, to any person in connection with the subject transaction. No cash payment has been or will be made by any holder of any outstanding securities of the registrant.

Item 3.  Affiliates.

                 The information required is incorporated herein by reference to the caption "Prospectus Summary - The Business Combination" in applicant's Prior Registration Statement.

Item 4.  Directors and executive officers.

                 The names of all directors and executive officers of applicant are incorporated herein by reference to Part III, Item 10 of applicant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Commission File No. 0-26518 (the "Form 10-K"). The address of all directors and executive officers is c/o Fitzgeralds Gaming Corporation, 301 Fremont Street, Las Vegas, NV 89101.

Item 5.  Principal owners of voting securities.

                 The information required is incorporated herein by reference to Part III, Item 12 of applicant's Form 10-K.

Item 6.  Underwriters.

                 (a)      Jefferies & Company, Inc.
                          11100 Santa Monica Blvd.
                          Los Angeles, CA  90025

                 Jefferies & Company, Inc. acted as underwriter in connection with the December 1995 offering of securities pursuant to the Prior Registration Statement.

                 (b)      None.

Item 7.  Capitalization.

                 (a) The information required is incorporated by reference to the caption "Fitzgeralds Gaming Corporation, Consolidated Balance Sheets" in the registrant's Quarterly Report on Form 10-Q/A for the quarter ended September 29, 1996. The information contained therein with regard to the title of class, amount authorized and amount outstanding for each authorized class of securities for applicant has not changed as of the date hereof from the information contained in such Form 10-Q/A.

                 (B) The information required is incorporated herein by reference to the caption "Description of Capital Stock" in the Prior Registration Statement.

Item 8.  Analysis of indenture provisions.

                 The information required is incorporated herein by reference to the caption "Description of Securities" in the Prior Registration Statement, as supplemented by the description thereof contained in the applicant's Solicitation of Consent of Holders of 13% Senior Securities Notes due 2002 With Contingent Interest, dated December 23, 1996 (the "Consent Solicitation Statement"), a copy of which is attached hereto as Exhibit 1.

Item 9.  Other obligors.

                 Fitzgeralds South, Inc.
                 Fitzgeralds Reno, Inc.
                 Fitzgeralds Incorporated
                 Fitzgeralds Mississippi, Inc. (Formerly Polk Landing Entertainment Corporation)
                 Fitzgeralds Fremont Experience Corporation
                 Fitzgeralds Las Vegas, Inc.
                 Fitzgeralds Black Hawk, Inc.

                 Each such other obligor is a subsidiary of the applicant and a subsidiary guarantor under the terms of the Indenture pursuant to which the Notes were issued. The address of each such other obligor is 301 Fremont Street, Las Vegas, NV 89101.

  Contents of application for qualification.  This application for qualification comprises:

         (a)     Pages numbered 1 to 5, consecutively.
         (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.
         (c) the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

                 Exhibit T3A.     Incorporated by reference to Exhibit 3(a) to
the Prior Registration Statement.

                 Exhibit T3B.     Incorporated by reference to Exhibit 3(a) to
the Prior Registration Statement.

                 Exhibit T3C.     Incorporated by reference to Exhibit 4(a) to
the Prior Registration Statement. A copy of the First Supplemental Indenture is attached as Exhibit B to the Consent Solicitation Statement attached hereto as Exhibit 1.

                 Exhibit T3D.     N/A.

                 Exhibit T3E.     A copy of the Consent Solicitation Statement
is attached hereto as Exhibit 1.

                 Exhibit T3F.     The cross reference sheet is included in (i)
the Indenture filed as Exhibit 4(a) to the Prior Registration Statement and
(ii) the First Supplemental Indenture attached as Exhibit B to the Consent Solicitation Statement attached hereto as Exhibit 1

                                   SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant Fitzgeralds Gaming Corporation, a corporation organized and existing under the laws of Nevada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Las Vegas, and the state of Nevada, on the 26th day of December, 1996.


                             By:      /s/ Jerome H. Turk
                                 ---------------------------------------

                                   Jerome H. Turk, Chairman of
                                   the Board


                             Attest:  /s/ Fernando Bensuaski
                                    ------------------------------------
                                    Fernando Bensuaski, Secretary

                                   FORM T-1

                         -------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                         -------------------------------

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                         -------------------------------

                     WELLS FARGO BANK, NATIONAL ASSOCIATION
              (Exact name of trustee as specified in its charter)
                  (Exact name of trustee as agent for service)


Not applicable                                        94-1347393
(Jurisdiction of incorporation                        (I.R.S. Employer
or organization if not a U.S.                         Identification No.)
 National Bank)

420 Montgomery Street
San Francisco, California                             94163
(Address of principal executive offices)              (Zip Code)

Michael J. Harrington, Esq.
Wells Fargo Bank, N.A.
111 Sutter Street
San Francisco, California                             94163
(415) 396-0943                                        (Zip Code)
(Name, Address and Telephone
Number of Agent for Service)


                        Fitzgerald's Gaming Corporation
              (Exact name of obligor as specified in its charter)

           Nevada                                         88-0329170
(State or other jurisdiction                          (I.R.S. Employer
of incorporation or organization)                    Identification No.)

301 Fremont Street
Las Vegas, NV                                         89101
(Address of principal executive offices)              (Zip Code)

                        _______________________________

                       13% Senior Secured Notes due 2002
                            With Contingent Interest
                      (Title of the Indenture Securities)

1.       General Information.

         Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervising authority to which it is subject.

                          Name                                 Address

                 Comptroller of the Currency               Washington, D.C.

                 Federal Deposit Insurance Corporation     Washington, D.C.

                 Board of Governors of The Federal
                 Reserve System                            Washington, D.C.

         (b)     Whether it is authorized to exercise corporate trust powers.

                 Yes

2.       Affiliations with Obligor and Underwriters.

         If the obligor or any underwriter for the obligor is an affiliate of the trustee, describe each such affiliation.

         Neither the obligor nor any underwriter for the obligor is an affiliate of the trustee.

Item 3 Through Item 15 (Not Applicable)

16.      List of Exhibits:

         Exhibit 1 A copy of the Articles of Association of the Trustee as presently in effect.

         Exhibit 2 A copy of the Certificate of Authority to transact business

         Exhibit 3 Certificate of Authority to transact business from Comptroller of the Currency

         Exhibit 4 A copy of the By-Laws of the Trustee as presently in effect.

         Exhibit 5        Not applicable.

         Exhibit 6 The Consent of the Trustee as required under Section 321(b) of the Trust Indenture Act of 1939.

         Exhibit 7 A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority.

                                   SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, Wells Fargo Bank, National Association, a corporation organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City and County of Denver, and State of Colorado, on the 23rd day of December, 1996.


                                                   WELLS FARGO BANK,
                                                   NATIONAL ASSOCIATION.



                                                   By: /s/ KENT E. EICHSTADT
                                                       ---------------------
                                                       Kent E. Eichstadt
                                                       Assistant Vice President

                     WELLS FARGO BANK, NATIONAL ASSOCIATION

                            ARTICLES OF ASSOCIATION

                          EFFECTIVE SEPTEMBER 8, 1992

                                ARTICLE I - NAME


 The title of the Association shall be WELLS FARGO BANK, NATIONAL ASSOCIATION.

                              ARTICLE II - OFFICES

                 1. Main Office. The main office of the Association shall be in the City and County of San Francisco, State of California. The Board of Directors shall have the power to change the location of the main office to any other place within the City and County of San Francisco, State of California, without the approval of the stockholders, but subject to the approval of the Comptroller of the Currency.

                 2. Branch Offices. The Board of Directors shall have the power to establish or change the location of any branch or branches of the Association to any other location, without the approval of the stockholders but subject to the approval of the Comptroller of the Currency.

                 3. Conduct of Business. The general business of the Association shall be conducted at its main office and its branches.

                       ARTICLE III - BOARD OF DIRECTORS

                 1. Number: Vacancy. The Board of Directors of the Association shall consist of not less than five nor more than twenty-five persons, the exact number of Directors within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the stockholders at any annual or special meeting thereof. Unless otherwise provided by the laws of the United States, any vacancy in the Board of Directors for any reason, including an increase in the number thereof, may be filled by action of the Board of Directors.

                 2. Appointment of Officers. The Board of Directors shall appoint one of its members as the President of the Association. The President shall also be the Chairman of the Board unless the Board of Directors appoints another Director to be the Chairman of the Board. The Board of Directors shall have the power to appoint or to determine the manner of appointing the other officers of the Association.

                 3. Powers. The Board of Directors shall have the power to define or to determine the manner of defining the duties of the officers and employees of the Association; to fix or to determine the manner of fixing the salaries to be paid to them; to dismiss or to determine the manner of dismissing them; to require bonds from them and to fix the penalty thereof; to regulate the manner in which any increase of the capital of the Association shall be made; to manage and administer the business and affairs of the Association; to make all By- Laws that it may be lawful for the Board of Directors to make; and generally to do and perform all acts that it may be legal for a Board of Directors to do and perform.

                     ARTICLE IV - MEETINGS OF STOCKHOLDERS

                 1. Annual Meeting. The annual meeting of the stockholders for the election of Directors and the transaction of whatever other business may be brought before said meeting shall be held at the main office or such other place as the Board of Directors may designate, on the day of each year specified therefor in the By-Laws, but if no election is held on that day, it may be held on any subsequent day according to the provisions of law; and all elections shall be held according to such lawful regulations as may be prescribed by the Board of Directors.

                 2. Special Meetings. Special meetings of the stockholders of this Association unless otherwise regulated by statute, for any purpose or purposes whatsoever, may be called at any time by the Board of Directors, the chief executive officer or by one or more stockholders holding not less than one-fifth of the voting power of the Association.

                 3. Notice of Meetings. Unless otherwise regulated by statute, a notice of the time, place and purpose of every annual and special meeting of the stockholders shall be given by first-class mail, postage prepaid, mailed at least ten days prior to the date of such meeting to each stockholders of record at his address as shown upon the books of the Association.

                 4. Written Consents. Unless otherwise regulated by statute, any action required or permitted to be taken by the stockholders may be taken without a meeting, if all stockholders shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the stockholders. Such action by written consent shall have the same force and effect as the unanimous vote of the stockholders.

                             ARTICLE V - INDEMNITY

                 Any person, his heir, executors, or administrators, may be indemnified or reimbursed by the Association for reasonable expenses actually incurred in connection with any action, suit, or proceeding, civil or criminal, to which he or they shall be made a party by reason or his being or having been a Director, officer, or employee of the Association or of any firm, corporation, or organization which he served in any such capacity at the request of the Association: Provided, however, that no person shall be so indemnified or reimbursed in relation to any matter in such action, suit, or proceeding as to which he shall finally be adjudged to have been guilty of or liable for gross negligence, willful misconduct or criminal acts in the performance of his duties to the Association: And, provided further, that no person shall be so indemnified or reimbursed in relation to any matter in such action suit, or proceeding which has been made the subject of a compromise settlement except with the approval of a court of competent jurisdiction, or the holders of record of a majority of the outstanding shares of the Capital Stock of the Association, or the Board of Directors, acting by vote of Directors not parties to the same or substantially the same action, suit, or proceeding, constituting a majority of the entire number of Directors. The foregoing right of indemnification or reimbursement shall not be exclusive of other rights to which such person, his heirs, executors, or administrators, may be entitled as a matter of law. The Association may, upon the affirmative vote of a majority of its Board of Directors, purchase insurance for the purpose of indemnifying its Directors, officers, or employees.

                              ARTICLE VI - CAPITAL

                 1. Capitalization. The Association is authorized to issue a total of 112,200,000 shares of Common Stock; the aggregate par value of all of the shares of Common Stock which the Association shall be authorized to issue shall be $1,122,000,000; and the par value of each share of Common Stock which the Association shall be authorized to issue shall be Ten Dollars ($10.00).

                 2.  Voting Rights.   Each holder of Common Stock shall be
entitled to vote on all matters, one vote for each share of Common Stock held by him, provided that, in all elections of Directors, each holder of Common Stock shall have the right to vote the shares allocated to the number of shares owned by him for as many persons as there are Directors to be elected, or to cumulate such votes and give one candidate as many votes as the number of Directors to be elected multiplied by the number of votes allocable to his share shall equal, or to distribute such votes on the same principle among as many candidate as he shall think fit.

                 3. Debt Obligations. The Association, at any time and from time to time, may authorize the issue of debt obligations, whether or not subordinated, without the approval of the stockholders.

                       ARTICLE VII - PERPETUAL EXISTENCE

                 The corporate existence of the Association shall continue until terminated in accordance with the laws of the United States.

                            ARTICLE VIII - AMENDMENT

                 These Articles of Association may be amended at any regular or special meeting of the stockholders by the affirmative vote of the holders of a majority of the Capital Stock of the Association, unless the vote of the holders of a greater amount of Capital Stock is required by law, and in that case by the vote of the holders of such greater amount.

                          COMPTROLLER OF THE CURRENCY

TREASURY DEPARTMENT                                         OF THE UNITED STATES

                                Washington, D.C.


        WHEREAS, FIRST NATIONAL BANK OF NEVADA, located in Reno, State of Nevada, being a National Banking Association, organized under the statutes of the United States, has made application for authority to act as fiduciary

        AND WHEREAS, applicable provisions of the statutes of the United States authorize the grant of such authority;

        NOW THEREFORE, I hereby certify that the necessary approval has been given and that the said association is authorized to act in all fiduciary capacities permitted by such statutes.

                                              IN TESTIMONY WHEREOF, witness my
                                              signature and seal of Office this
        [SEAL]                                first day of October, 1979.



                                              Comptroller of the Currency


                                    EXHIBIT

------------------------------------------------------------------------------

        Comptroller of the Currency
        Administrator of National Banks

------------------------------------------------------------------------------

        Washington, D.C. 20219


        Whereas, satisfactory notice has been transmitted to the Comptroller of the Currency evidencing that all requisite legal and corporate action has been taken by

                         FIRST NATIONAL BANK OF NEVADA

        located in RENO, State of NEVADA, in accordance with the statutes of the United States, to authorize a change of the name of that association to

            "FIRST INTERSTATE BANK OF NEVADA, NATIONAL ASSOCIATION"

                Now, Therefore, it is hereby certified that such change of name of said association is approved, effective as of June 1, 1981.

                In Testimony Whereof, witness my signature and seal of office this 3RD day of JUNE, 1981.



                [SEAL]

                                      /s/ CHARLES E. LORD

                                          CHARLES E. LORD
                                      Acting Comptroller of the Currency


                               Charter No. 7038.

                                    BY-LAWS
                                       OF
                     WELLS FARGO BANK, NATIONAL ASSOCIATION
                           (AS AMENDED MAY 10, 1996)
                                   ARTICLE I
                            MEETING OF STOCKHOLDERS

         SECTION 1. ANNUAL MEETING. All annual meetings of the Stockholders of WELLS FARGO BANK, NATIONAL ASSOCIATION (herein called the "Bank") shall be held at the head office of the Bank, or other convenient place duly authorized by the Board of Directors, on the third Monday of April in each year at 3:30 o'clock p.m., if not a bank holiday, and if a bank holiday then on the next succeeding business day at the same hour and place. At such meetings, Directors shall be elected, reports of the affairs of the Bank shall be considered, and any other business may be transacted which is within the powers of the Stockholders.

         SECTION 2. SPECIAL MEETINGS. Special meetings of the Stockholders, unless otherwise regulated by statute, for any purpose or purposes whatsoever, may be called at any time by the Board of Directors, the chief executive officer or one or more Stockholders holding not less than one-fifth (1/5) of the voting power of the Bank. Such meetings shall be held at the head office of the Bank or other convenient place duly authorized by the Board of Directors.

         SECTION 3. NOTICE OF MEETINGS. Unless otherwise provided by statute, a notice of the time, place and purpose of every annual and special meeting of the Stockholders shall be given by first-class mail, postage prepaid, mailed at least ten (10) days prior to the date of such meeting to each Stockholder of record at his address as shown upon the books of the Bank, or if no address is shown, at 464 California Street, San Francisco, California. Except as otherwise provided by statute, the transactions of any meeting of Stockholders, however called and noticed and wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the Stockholders entitled to vote, not present in person or by proxy, signs a written waiver of notice of such meeting. All such waivers shall be filed with the records of the Bank or made a part of the minutes of the meeting.

         SECTION 4. PROXIES. Stockholder may vote at any meeting of the Stockholders by proxies duly authorized in writing, but no officer or employee of the Bank shall act as proxy. Proxies shall be valid only for one meeting, to be specified therein, and any adjournments of such meeting. Proxies shall be dated and shall be filed with the records of the meeting.

         SECTION 5. QUORUM. Except as otherwise provided by law, the presence of the holders of a majority of the Capital stock issued and outstanding in person or represented by proxy and entitled to vote is requisite and shall constitute a quorum for the transaction of business at all meetings of the Stockholders. A majority of votes cast shall decide every question or matter submitted to the Stockholders at any meeting, unless otherwise provided by law or by the Articles of Association.

         SECTION 6. WRITTEN CONSENTS. Any action required or permitted to be taken by the Stockholders may be taken without a meeting, if all Stockholders shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Stockholders. Such action by written consent shall have the same force and effect as the unanimous vote of the Stockholders.

                                   ARTICLE II

                                   DIRECTORS

         SECTION 1. CORPORATE POWERS, NUMBER. The corporate powers of this Bank shall be vested in and exercised by a Board of Directors consisting of 21 members.

         SECTION 2. ELECTION, VACANCIES. The Directors shall be elected by ballot at the annual meeting of the Stockholders. Each Director shall serve until the organizational meeting of the Board of Directors held pursuant to
Section 3 of this Article in the year next following his or her election and until his or her successor has been elected and has qualified. Vacancies in the Board of Directors shall be filled by the majority vote of the other Directors then in office.

         SECTION 3. ORGANIZATIONAL MEETING. The Directors, without further notice, shall meet on the next business day immediately following the adjournment of the Stockholders' meeting at which they have been elected and shall, pursuant to Section 1 of Article III hereof, proceed to elect the officers of the Bank, the members of the Committees provided in Section 12 of this Article, the Advisory Directors provided in Section 13 of this Article and the Directors Emeriti provided in Section 14 of this Article. At said meeting, the Board of Directors may consider and act upon any other business which may properly be brought before this meeting.

         SECTION 4. PLACE OF MEETINGS. The Board of Directors shall hold its meetings at the head office of the Bank or at such other place as may from time to time be designated by the Board of Directors or by the chief executive officer.

         SECTION 5. REGULAR MEETINGS. Regular meetings of the Board of Directors will be held on the third Tuesday of each month (except for the months of August and December ) at 10:00 a.m. If the day of any regular meeting shall fall upon a bank holiday, the meeting shall be held at the same hour on the first day following which is not a bank holiday. No call or notice of a regular meeting need be given unless the meeting is to be held at a place other than the head office of the Bank.

         SECTION 6. SPECIAL MEETINGS. Special meetings shall be held when called by the chief executive officer or at the written request of four Directors.

         SECTION 7. QUORUM; ADJOURNED MEETINGS. A majority of the authorized number of Directors shall constitute a quorum for the transaction of business. A majority of the Directors present, whether or not a quorum, may adjourn any meeting to another time and place, provided that, if the meeting is adjourned for more than 30 days, notice of the adjournment shall be given in accordance with these By-Laws.

         SECTION 8. NOTICE; WAIVERS OF NOTICE. Notice of special meetings and notice of regular meetings held at a place other than the head office of the Bank shall be given to each Director, and notice of the adjournment of a meeting adjourned for more than 30 days shall be given prior to the adjourned meeting to all Directors not present at the time of the adjournment. No such notice need specify the purpose of the meeting. Such notice shall be given four days prior to the meeting if given by mail or on the day preceding the day of the meeting if delivered personally or by telephone, facsimile, telex or telegram. Such notice shall be addressed or delivered to each Director at such Director's address as shown upon the records of the Bank or as may have been given to the Bank by the Director for the purposes of notice. Notice need not be given to any Director who signs a waiver of notice (whether before or after the meeting) or who attends the meeting without protesting the lack of notice prior to its commencement. All such waivers shall be filed with and made a part of the minutes of the meeting.

         SECTION 9. WRITTEN CONSENTS. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Board of Directors. Such action by written consent shall have the same force and effect as the unanimous vote of the Directors.

         SECTION 10. TELEPHONIC MEETINGS. A meeting of the Board of Directors or of any Committee thereof may be held through the use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another. Participation in such a meeting shall constitute presence at such meeting.

         SECTION 11. COMPENSATION. Directors, Advisory Directors (as provided in Section 13 of this Article) and Directors Emeriti (as provided in Section 14 of this Article) as such may receive such compensation, if any, as the Board of Directors by resolution may direct, including salary or a fixed sum plus expenses, if any, for attendance at meetings of the Board of Directors or of its committees.

         SECTION 12. COMMITTEES OF THE BOARD OF DIRECTORS. By resolution adopted by a majority of the authorized number of Directors, the Board of Directors may designate one or more Committees to act as or on behalf of the Board of Directors. Each such Committee shall consist of one or more Directors designated by the Board of Directors to serve on such Committee at the pleasure of the Board of Directors. The Board of Directors may designate one or more Directors as alternate members of any Committee, which alternate members may replace any absent member at any meeting of such Committee in the order designated. Failing such designation and in the absence or disqualification of a member of a Committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.
Included among such Committees shall be the following:

         (a) EXECUTIVE COMMITTEE. There shall be an Executive Committee consisting of the Chairman of the Board, presiding, and not less than seven additional Directors, who shall be elected by the Board of Directors at its organizational meeting or otherwise. The Executive Committee shall be subject to the control of the Board of Directors but, subject thereto, it shall have the fullest authority to act for and on behalf of the Bank and it shall have all of the powers of the Board of Directors, which, under the law, is possible for a Board of Directors to delegate to such a Committee, including the supervision of the general management direction and superintendence of the business affairs of the Bank.

         (b) COMMITTEE ON EXAMINATIONS AND AUDITS. There shall be a Committee on Examinations and audits consisting of not less than three (3) Directors, who are not officers of the Bank who shall be elected by the Board of Directors at its organizational meeting or otherwise.

It shall be the duty of this committee (i) to make, or cause to be made in accordance with procedures from time to time approved by the Board of Directors, internal examinations and audits of the affairs of the Bank and the affairs of any Bank Subsidiary which by resolution of its Board of Directors has authorized this Committee to act hereunder, (ii) to make recommendations to the Board of Directors of the Bank and of each such Bank Subsidiary with respect to the selection of and scope of work for the independent auditors for the Bank and for each Bank Subsidiary, (iii) to review, or cause to be reviewed in accordance with procedures from time to time approved by the Board of Directors, all reports of internal examinations and audits, all audit related reports made by the independent auditors for the Bank and each such Bank Subsidiary and all reports of examination of the Bank and of any Bank Subsidiary made by regulatory authorities, (iv) from time to time, to review and discuss with the management, and independently with the General Auditor, the Risk Control Officer and the independent auditors, the accounting and reporting principles, policies and practices employed by the Bank and its Bank Subsidiaries and the adequacy of their accounting, financial, operating and administrative controls, including the review and approval of any policy statements relating thereto, and (v) to perform such other duties as the Board of Directors may from time to time assign to it. This Committee shall submit reports of its findings, conclusions and recommendations, if any, to the Board of Directors.

         (c) TRUST AND INVESTMENT PRODUCTS COMMITTEE. There shall be a Trust and Investment Products Committee consisting of the President, presiding, and not less than five additional Directors, who shall be elected by the Board of Directors at its organizational meeting or otherwise. The Trust and Investment Products Committee shall have the following two separate and distinct responsibilities: (i) to supervise the administration and proper exercise of the fiduciary powers of the Bank and (ii) to supervise the administration of all non-fiduciary investment management activities of the Bank, including, without limitation, all sales of mutual funds, annuities and other non-deposit investment products.

         (d) MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE. There shall be a Management Development and Compensation Committee consisting of not less than six (6) Directors who shall be elected by the Board of Directors at its organizational meeting or otherwise and none of whom shall be eligible to participate in either the Wells Fargo & Company Equity Incentive Plan, the Wells Fargo & Company Employee Stock Purchase Plan or any similar employee stock plan (or shall have become so eligible within the year next preceding the date of becoming a member of the Management Development and Compensation Committee). It shall be the duty of the Management Development and Compensation Committee, and it shall have authority, to fix and to vary salaries of the Chairman of the Board, the President, the Vice Chairman of the Board, the General Auditor and the Risk Control Officer and to advise the chief executive officer concerning the Bank's salary policies, to administer such compensation programs as from time to time delegated to it by the Board of Directors and to accept or reject the recommendations of the chief executive officer with respect to all salaries in excess of such dollar amount or of officers of such grade or grades as the Board of Directors may from time to time by resolution determine to be appropriate.

         (e) NOMINATING COMMITTEE. There shall be a Nominating Committee consisting of not less than three (3) Directors, who shall be elected by the Board of Directors at its organizational meeting or otherwise. It shall be the duty of the Nominating Committee, annually and in the event of vacancies in the Board of Directors, to nominate candidates for election to the Board of Directors.

         Each Committee member shall serve until the organizational meeting of the Board of Directors held pursuant to Section 3 of this Article in the year next following his or her election and until his or her successor has been elected and has qualified, but any such member may be removed at any time by the Board of Directors. Vacancies in any of said committees, however created, shall be filled by the Board of Directors. A majority of the members of any such committee shall be necessary to constitute a quorum and sufficient for the transaction of business and any act of a majority present at a meeting of any such committee of which there is a quorum present shall be the act of such committee. Any action which may be taken at a meeting of any Committee of the Board may be taken without a meeting, if all members of said Committee individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of said Committee and shall have the same force and effect as the unanimous vote of the Committee members.

Subject to these By-Laws and the Board of Directors, each Committee shall have the power to determine the form of its organization, and the provisions of these By-Laws governing the calling, notice and place of special meetings of the Board of Directors shall apply to all meetings of any Committee unless such committee fixes a time and place for regular meetings in which case notice for such meeting shall be unnecessary. The provisions of these By-Laws regarding meetings of the Board of Directors, however called or noticed, shall apply to all meetings of any Committee. Each committee shall cause to be kept a full and complete record of its proceedings, which shall be available for inspection by any Director. There shall be presented at each meeting of the Board of Directors a summary of the minutes of all proceedings of each committee since the preceding meeting of the Board of Directors.

                                  ARTICLE III

                                    OFFICERS

         Section 1. OFFICERS, ELECTION. The Bank shall have (i) a Chairman of the Board, (ii) a President and (iii) a Secretary. The Bank also may have a Vice Chairman of the Board, one or more Vice Chairmen, one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more Vice Presidents, one or more Assistant Vice Presidents, a Cashier, one or more Assistant Cashiers, one or more Assistant Secretaries, one or more Assistant Trust Officers, a General Auditor, a Risk Control Officer, a Controller and such other officers as the Board, or the Chief Executive Officer or any officer or committee whom he may authorize to perform this duty, may create. The Chairman of the Board, Vice Chairman of the Board, and President, shall be elected from among the members of the Board of Directors. The following offices shall be filled only pursuant to election by the Board of Directors:
Chairman of the Board, Vice Chairman of the Board, President, Vice Chairman, Executive Vice President, Senior Vice President, Senior Trust Officer, Cashier, General Auditor, Risk Control Officer, Controller and Secretary. Other officers may be appointed by the Chief Executive Officer or by any officer or committee whom he may authorize to perform this duty.

Section 1.  OFFICERS, ELECTION. CONT.

All officers shall hold office at will, at the pleasure of the Board of Directors, the Chief Executive Officer, the officer or committee having the authority to appoint such officers, and the officer or committee authorized by the Chief Executive Officer to remove such officers, and may be removed at any time, with or without notice and with or without cause. No authorization by the Chief Executive Officer to perform such duty of appointment or removal shall be effective unless done in writing, signed by the Chief Executive Officer. One (1) person may hold more than one (1) office except that offices of President and Secretary may not be held by the same person.

         Section 2. CHAIRMAN OF THE BOARD. The Chairman of the Board shall, when present, preside at all meetings of Stockholders and of the Board of Directors and shall be the chief executive officer of the Bank. As chief executive officer he shall, subject to the provisions of these By-Laws and such resolutions of the Board of Directors as shall be in effect from time to time, exercise general supervision over the property, affairs and business of the Bank and prescribe or, to the extent that he shall deem appropriate, designate an officer or committee or prescribe the duties, authority and signing powers of all other officers and employees. The Chairman of the Board shall preside at all meetings of the Executive Committee.

         Section 3. VICE CHAIRMAN OF THE BOARD. The Vice Chairman of the Board shall, subject to these By-Laws, exercise such powers and perform such duties as may from time to time be prescribed by the Board of Directors.

         Section 4. PRESIDENT. The President shall, subject to these By-Laws, be the chief operating officer of the Bank and shall exercise such other powers and perform such other duties as may from time to time be prescribed by the Board of Directors. In the absence of the Chairman of the Board, the President shall preside over the meetings of the Stockholders and of the Board of Directors.

         Section 5. ABSENCE OR DISABILITY OF CHIEF EXECUTIVE OFFICER. In the absence or disability of the Chairman of the Board, the President shall act as chief executive officer. In the absence or disability of the Chairman of the Board and the President, the Vice Chairman of the Board shall act as chief executive officer. In the absence or disability of the Chairman of the Board, the President and the Vice Chairman of the Board, the officer designated by the Board of Directors or, if there be no such designation, the officer designated by the Chairman of the Board shall act as the chief executive officer. The Chairman of the Board shall at all times have on file with the Secretary his written designation of the officer from time to time so designated by him to act as the chief executive officer in his absence or disability and in the absence or disability of the President and the Vice Chairman of the Board.

         Section 6. SECRETARY. The Secretary shall keep the minutes of the meetings of the Board of Directors and of the Executive Committee, and shall perform such other duties as may be prescribed by the Board of Directors or the chief executive officer. The Secretary is assigned all of the duties previously assigned to, or authorized by law, custom or usage to be performed by, a Cashier. In the absence of the Secretary, one of the Assistant Secretaries, or an officer designated by the chief executive officer, shall perform the duties and functions of the Secretary.

         Section 7. GENERAL AUDITOR. The General Auditor shall be responsible to the Board of Directors for evaluating the ongoing operations of, and the adequacy, effectiveness and efficiency of the systems of control within the Bank and of each Bank Subsidiary which has authorized the Committee on Examinations and Audits to act under paragraph (b) of Section II, Article II. He shall make, or cause to be made, such internal audits and reports of the Bank and each such Bank Subsidiary as may be required by the Board of Directors of the Bank or by the Committee on Examinations and Audits. He shall coordinate the auditing work performed for the Bank and its Bank Subsidiaries by public accounting firms and, in connection therewith, he shall determine whether the internal auditing functions being performed within the Bank subsidiaries are adequate. He shall also perform such other duties as the chief executive officer may prescribe, and shall report to the chief executive officer on all matters concerning the safety of the operations of the Bank and of any Bank Subsidiary which he deems advisable or which the chief executive officer may request.

Additionally, the General Auditor shall have the duty of reporting independently of all officers of the Bank to the Committee on Examinations and Audits at least quarterly on all matters concerning the safety of the operations of the Bank and its Bank subsidiaries which should be brought in such manner through such Committee to the attention of the Board of Directors. Should the General Auditor deem any matter to be of especial immediate importance, he shall report thereon forthwith through the Committee on Examination and Audits to the Board of Directors.

         Section 8. RISK CONTROL OFFICER. The Risk Control Officer shall report to the Board of Directors through its Committee on Examinations and Audits. The Risk Control Officer shall be responsible for directing a number of control related activities principally affecting the Bank's credit function and shall have such other duties and responsibilities as shall be prescribed from time to time by the chief executive officer and the Committee on Examinations and Audits. Should the Risk Control Officer deem any matter to be of special importance, the Risk Control Officer shall report thereon forthwith through the Committee to the Board of Directors.

                                   ARTICLE IV

                              EMERGENCY PROCEDURES

         Section 1. EMERGENCY DEFINED. As used in this Article, "emergency" shall mean any disorder, disturbance or damage caused by or resulting from any natural disaster, act of God, act of war, enemy attack, outbreak of hostilities, civil unrest or other similar cause or event beyond the control of the Bank which prevents management by the Board of Directors and conduct by the officers of the business and affairs of the Bank in the manner provided for in the Articles of Association and in the other Articles of these By-Laws. The powers and duties conferred and imposed by this Article and any resolutions adopted pursuant hereto shall be effective only during an emergency. This Article may be implemented from time to time by resolutions adopted by the Board of Directors before or during an emergency, or during an emergency by the Executive Committee or an Emergency Managing Committee constituted and then acting pursuant hereto. An emergency, once commenced, shall be deemed to continue until terminated by resolutions adopted for that purpose by the Board of Directors. During an emergency, the provisions of this Article and any implementing resolutions shall supersede any conflicting provisions of any Article of these By-Laws or resolutions adopted pursuant thereto.

         Section 2. CONDUCT OF AFFAIRS. During any emergency, the officers and employees of the Bank shall continue, so far as possible, to conduct the affairs and business of the Bank under the guidance of the Board of Directors, or the Executive Committee or any Emergency Managing Committee acting pursuant to this Article, and in accordance with known orders of governmental authorities.

         Section 3. POWER OF EXECUTIVE COMMITTEE. If, during any emergency, a quorum of either the Board of Directors or executive Committee cannot be found or is unable to act, any two (2) or more available members of the Executive Committee shall constitute a quorum of the Executive Committee and as such shall have and exercise the fullest power for conduct and management of the affairs and business of the Bank, including the powers conferred upon the Trust Committee by Section 12 of Article II, and the power to relocate the head office or any other office or branch as circumstances may require, provided that the Executive Committee shall, during any emergency, comply with Sections1 and 2 of Article I, relating to annual and special meetings of the Stockholders, to the extent that such compliance is practicable. If two (2) or more members of the Executive Committee are not available to serve, any three
(3) or more available Directors shall be deemed to constitute a quorum of the Executive Committee for exercise of the powers conferred and performance of the duties imposed by this Section 3.

         Section 4. POWER OF EMERGENCY MANAGING COMMITTEE. If, during any emergency, neither a quorum of the Board of Directors nor the Executive Committee as provided for in Section 3 above is available to serve, then the powers conferred and duties imposed by said Section 3 shall be vested in and devolve upon an Emergency Managing Committee consisting of all available directors, the then acting chief executive officer if he is available, and as many Vice Presidents or officers senior thereto as may be necessary to constitute a total of five (5) committee members. If officers are needed to serve on the Emergency Managing Committee initially, or to fill vacancies from time to time, such vacancies shall be filled by the available Vice Presidents and officers senior thereto assigned to the head office as constituted prior to the emergency in order of their rank and seniority. If a sufficient number of such officers is not available, such vacancies shall be filled by other Vice Presidents selected by the incumbent members of the Emergency Managing Committee.

Any two (2) members of the Emergency Managing Committee and the then acting chief executive officer, if he is available, shall constitute a quorum of the Emergency Managing Committee and shall have and exercise all of the powers conferred and perform the duties imposed by this Section 4 but if the then acting chief executive officer is not available any three (3) members of the Emergency Managing Committee shall constitute a quorum of said committee.

                                   ARTICLE V

                                    DEPOSITS

         Section 1. AGREEMENTS, RULES AND REGULATIONS. The Board of Directors shall have the right to establish the terms and conditions of agreements, rules and regulations upon which deposits may be made with and will be repaid by the Bank or any office of the Bank. Subject to the exercise of such right by the Board of Directors and to applicable law, and not inconsistent therewith, the chief executive officer of the Bank, or such other officer or officers or committee whom he may authorize to perform this duty, or the designees of such officer, officers or committee, shall establish the terms and conditions of agreements, rules and regulations with respect to such deposits.

                                   ARTICLE VI

                                INDEMNIFICATION

         Section 1. ACTION, ETC. OTHER THAN BY OR IN THE RIGHT OF THE BANK. The Bank shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding or investigation, whether civil, criminal or administrative, and whether external or internal to the Bank (other than a judicial action or suit brought by or in the right of the Bank), by reason of the fact that he or she is or was an Agent (as hereinafter defined) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Agent in connection with such action, suit or proceeding, or any appeal therein, if the Agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Bank and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

Section 1.  ACTION, ETC. OTHER THAN BY OR IN THE RIGHT OF THE BANK. - CONT.

The termination of any action, suit or proceeding-whether by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent-shall not, of itself, create a presumption that the Agent did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Bank and, with respect to any criminal action or proceeding, that the Agent had reasonable cause to believe that his or her conduct was unlawful. For purposes of this Article, an "Agent" shall be any Director, officer or employee of the Bank, or any person who, being or having been such a Director, officer or employee, is or was serving at the request of the Bank as a director, officer, employee, trustee or agent of another bank, corporation, partnership, joint venture, trust or other enterprise.

         Section 2. ACTION. ETC. BY OR IN THE RIGHT OF THE BANK. The Bank shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed judicial action or suit brought by or in the right of the Bank to procure a judgment in its favor by reason of the fact that such person is or was an Agent (as defined above) against expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred by such person in connection with the defense, settlement or appeal of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Bank, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Bank unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which such court shall deem proper.

         Section 3. DETERMINATION OF RIGHT OF INDEMNIFICATION OR CONTRIBUTION. Unless otherwise ordered by a court, any indemnification under Section 1 or 2, and any contribution under Section 6, of this Article shall be made by the Bank or an Agent unless a determination is reasonably and promptly made, either (i) by the Board of Directors acting by a majority vote of a quorum consisting of Directors who were not party to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or if obtainable and such quorum so directs, by independent legal counsel in a written opinion, or (iii) by the Stockholders, that such Agent acted in bad faith and in a manner that such Agent did not believe to be in or not opposed to the best interests of the Bank or, with respect to any criminal proceeding, that such Agent believed or had reasonable cause to believe that his or her conduct was unlawful.

         Section 4. ADVANCES OF EXPENSES. Except as limited by Section 5 of this Article, costs, charges and expenses (including attorneys' fees) incurred by an Agent in defense of any action, suit, proceeding or investigation of the nature referred to in Section 1 or 2 of this Article or any appeal therefrom shall be paid by the Bank in advance of the final disposition of such matter; provided, however, that if the General Corporation Law of Delaware then would by analogy so require, such payment shall be made only if the Agent shall undertake to reimburse the Bank for such payment in the event that it is ultimately determined, as provided herein, that such person is not entitled to indemnification.

         Section 5. RIGHT OF AGENT TO INDEMNIFICATION OR ADVANCE UPON APPLICATION; PROCEDURE UPON APPLICATION. Any indemnification under Section 1 or 2, or advance under Section 4, of this Article shall be made promptly and in any event within 90 days, upon written request of the Agent, unless with respect to an application under said Sections 1 or 2 an adverse determination is reasonably and promptly made pursuant to Section 3 of this Article or unless with respect to an application under said Section 4 an adverse determination if made pursuant to said Section 4. The right to indemnification or advances as granted by this Article shall be enforceable by the Agent in any court of competent jurisdiction if the Board of Directors or independent legal counsel improperly denies the claim, in whole or in part, or if no disposition of such claim is made within 90 days.

It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any action, suit or proceeding in advance of its final disposition where any required undertaking has been tendered to the Bank) that the Agent has not met the standards of conduct which would require the Bank to indemnify or advance the amount claimed, but the burden of proving such defense shall be on the Bank. Neither the failure of the Bank (including the Board of Directors, independent legal counsel and the Stockholders) to have made a determination prior to the commencement of such action that indemnification of the Agent is proper in the circumstances because he or she has met the applicable standard of conduct, nor an actual determination by the Bank (including the Board of Directors, independent legal counsel and the Stockholders) that the agent had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Agent had not met the applicable standard of conduct. The Agent's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any proceeding shall also be indemnified by the Bank.

         Section 6. CONTRIBUTION. In the event that the indemnification provided for in this Article is held by a court of competent jurisdiction to be unavailable to an Agent in whole or in part, then in respect of any threatened, pending or completed action, suit or proceeding in which the Bank is jointly liable with the Agent (or would be if joined in such action, suit or proceeding), to the extent that would by analogy be permitted by the General Corporation Law of Delaware the Bank shall contribute to the amount of expenses (including attorneys fees) judgments, fines and amounts paid in settlement actually and reasonably incurred and paid or payable by the Agent in such proportion as is appropriate to reflect (i) the relative benefits received by the Bank on the one hand and the Agent on the other from the transaction from which such action, suit or proceeding arose and (ii) the relative fault of the Bank on the one hand and of the Agent on the other in connection with the events which resulted in such expenses, judgments, fines or settlement amounts, as well as any other relevant equitable considerations. The relative fault of the Bank on the one hand and of the Agent on the other shall be determined by reference to, among other things, the parties' relative intent, knowledge, access to information and opportunity to correct or prevent the circumstances resulting in such expenses, judgments, fines or settlement amounts.

         Section 7. OTHER RIGHTS AND REMEDIES. Indemnification under this Article shall be provided regardless of when the events alleged to underlie any action, suit or proceeding may have occurred, shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors and administrators of such a person. All rights to indemnification and advancement of expenses under this Article shall be deemed to be provided by a contract between the Bank and the Agent who serves as such at any time while these By-Laws and other provisions of the General Corporation Law of Delaware that would by analogy be relevant and other applicable law, if any, are in effect. Any repeal or modification thereof shall not affect any rights or obligations then existing.

         Section 8. INSURANCE. Upon resolution passed by the Board of Directors, the Bank may purchase and maintain insurance on behalf of any person who is or was an Agent against any liability asserted against such person and incurred by him or her in any such capacity, or arising out of his or her status as such, regardless of whether the Bank would have the power to indemnify such person against such liability under the provisions of this Article. The Bank may create a trust fund, grant a security interest or use other means, including without limitation a letter of credit, to ensure the payment of such sums as may become necessary to effect indemnification as provided herein.

         Section 9. CONSTITUENT CORPORATIONS. For the purposes of the Article, references to "the Bank' include all constituent banks (including any constituent of a constituent) absorbed in a consolidation or merger as well as the resulting or surviving bank, so that any person who is or was a director, officer or employee of such a constituent bank or who, being or having been such a director, officer or employee, is or was serving at the request of such constituent bank as a director, officer, employee or trustee of another bank, corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving bank as such person would if he or she had served the resulting or surviving bank in the same capacity.

         Section 10. OTHER ENTERPRISES, FINES, AND SERVING AT BANK'S REQUEST. For purposes of this Article, references to "other enterprise" in Section 1 and 9 shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Bank" shall include any service by an Agent as director, officer, employee, trustee or agent of the Bank which imposes duties on, or involves services by, such Agent with respect to any employee benefit plan, its participants, or beneficiaries.

A person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Bank" for purposes of this Article.

         Section 11. SAVINGS CLAUSE. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Bank shall nevertheless indemnify each Agent as to expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit, appeal, proceeding or investigation, whether civil, criminal or administrative, and whether internal or external, including a grand jury proceeding and an action or suit brought by or in the right of the Bank, to the full extent permitted by the applicable portion of this Article that shall not have been invalidated, or by any other applicable law.

         Section 12. ACTIONS INITIATED BY AGENT. Anything to the contrary in this Article notwithstanding, the Bank shall indemnify any agent in connection with an action, suit or proceeding initiated by such Agent (other than actions, suits, or proceedings commenced pursuant to Section 5 of this Article) only if such action, suit or proceeding was authorized by the Board of Directors.

         Section 13. STATUTORY AND OTHER INDEMNIFICATION. Notwithstanding any other provision of this Article, in any administrative proceeding or civil action not initiated by a federal bank regulatory agency, the Bank shall indemnify any Agent and advance expenses incurred by such Agent in any action, suit or proceeding of the nature referred to in Section 1 or 2 of this Article to the fullest extent that would by analogy be permitted by the General Corporation Law of Delaware, as the same may be amended from time to time, except that no amount shall be paid pursuant to this Article in the event of an adverse determination pursuant to Section 3 of this Article or in respect of remuneration to the extent that it shall be determined to have been paid in violation of law. The rights to indemnification and advancement of expenses provided by any provision of this Article, including without limitation those rights conferred by the preceding sentence, shall not be deemed exclusive of, and shall not affect, any other rights to which an Agent seeking indemnification or advancement of expenses may be entitled under any provision of any law, articles of association, by-law, agreement or by any vote of Stockholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while serving as an Agent.

The Bank may also provide indemnification and advancement of expenses to other persons or entities to the extent deemed appropriate. Notwithstanding any provision in these By-Laws, an Agent shall be indemnified in any administrative proceeding or civil action initiated by a federal bank regulatory agency to the extent reasonable and consistent with the provisions of Section 1828(k) of Title 12 of the United States Code and the implementing regulations thereunder.

                                  ARTICLE VII

                                 MISCELLANEOUS

         Section 1. CERTIFICATES OF STOCK. All certificates of the Bank's stock shall be signed by the President or a Vice President and shall be countersigned by the Secretary or an Assistant Secretary and shall bear the corporate seal or a facsimile thereof.

         Section 2. SEAL. The seal of the Bank shall be in the following form:





         Section 3. EXECUTION OF WRITTEN INSTRUMENTS. All written instruments shall be binding upon the Bank if signed on its behalf by (i) any two of the following Officers: The Chairman of the Board and Chief Executive Officer, the President and Chief Operating Officer, the Vice Chairman of the Board, the Vice Chairman or the Executive Vice Presidents, or (ii) any one of the foregoing Officers signing jointly with any Senior Vice President. Whenever any other officer or person shall be authorized to execute any agreement, document or instrument by Resolution of the Board of Directors, or by the Chief Executive Officer, or by any officer or committee designated by the Chief Executive Officer, or by any two of the officers identified in the immediately preceding sentence, such execution by such other officer or person shall be equally binding upon the Bank.

         Section 4. BANK SUBSIDIARY. As used in these By-Laws, the term "Bank Subsidiary" or "Bank Subsidiaries" means any corporation 25 per centum or more of whose voting shares are directly or indirectly owned or controlled by this Bank or any other affiliate of this Bank designated in writing as a Subsidiary of this Bank by the chief executive officer of this Bank. All such written designations shall be filed with the Secretary of this Bank.

         Section 5. AMENDMENTS. Subject to the right of the Stockholders to adopt, amend or repeal By-Laws, these By-Laws may be altered, amended or repealed by the affirmative vote of a majority of the whole number of directors.

         Section 6. CORPORATE GOVERNANCE. To the extent not inconsistent with applicable federal banking statutes or regulations or the safety and soundness of this Association, this Association hereby elects to follow the corporate governance procedures of the Delaware General Corporation Law, as the same may be amended from time to time.

                               CONSENT OF TRUSTEE



Wells Fargo Bank, National Association, hereby consents, pursuant to Section 321(b) of the Trust Indenture Act of 1939, that Reports of Examinations by all Federal, State, Territorial or District authorities relating to Wells Fargo Bank, National Association, may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

Dated December 23, 1996, in the City and County of Denver, Colorado.




                                           By:__________________________________
                                              Kent E. Eichstadt
                                              Assistant Vice President

                               Board of Governors of the Federal Reserve System OMB Number: 7100-0036

                               Federal Deposit Insurance Corporation
                               OMB Number: 3064-0052

                               Office of the Comptroller of the Currency
                               OMB Number: 1557-0081

                               Expires March 31, 1999

FEDERAL FINANCIAL INSTITUTIONS EXAMINATION COUNCIL
-------------------------------------------------------------------------------

[LOGO]
                               Please refer to page i, Table of Contents for the required disclosure of estimated burden.
-------------------------------------------------------------------------------

CONSOLIDATED REPORTS OF CONDITION AND INCOME FOR
A BANK WITH DOMESTIC AND FOREIGN OFFICES -- FFIEC 031
                                                      (960930)
Report at the close of business September 30, 1996   --------
                                                     (RCP# 9999)

This report is required by law: 12 U.S.C. Section 324 (State member banks); 12 U.S.C. Section 1817 (State nonmember banks); and 12 U.S.C. Section 161 (National banks).

This report form is to be filed by banks with branches and consolidated subsidiaries in U.S. territories and possessions, Edge or Agreement subsidiaries, foreign branches, consolidated foreign subsidiaries, or International Banking Facilities.
-------------------------------------------------------------------------------
NOTE: The Reports of Condition and income must be signed by an authorized officer and the Report of Condition must be attested to by not less than two directors (trustees) for State nonmember banks and three directors for State member and National banks.

I,                     Frank A. Moeslein, EVP & Controller
  -----------------------------------------------------------------------------
                Name and Title of Officer Authorized to Sign Report

of the named bank do hereby declare that these Reports of Condition and Income (including the supporting schedules) have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

                             /s/ FRANK A. MOESLEIN
-------------------------------------------------------------------------------
Signature of Officer Authorized to Sign Report

                               November 14, 1996
-------------------------------------------------------------------------------
Date of Signature

For Banks Submitting Hard Copy Report Forms:

STATE MEMBER BANKS: Return the original and one copy to the appropriate Federal Reserve District Bank.

STATE NONMEMBER BANKS: Return the original only in the special return address envelope provided. If express mail is used in lieu of the special return address envelope, return the original only to the FDIC, c/o Quality Data Systems, 2127 Espey Court, Suite 204, Crofton, MD 21114.

The Reports of Condition and Income are to be prepared in accordance with Federal regulatory authority instructions. NOTE: These instructions may in some cases differ from generally accepted accounting principles.

We, the undersigned directors (trustees), attest to the correctness of this Report of Condition (including the supporting schedules) and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.



                             /s/ CARL E. REICHARDT
-------------------------------------------------------------------------------
Director (Trustee)               Carl E. Reichardt

-------------------------------------------------------------------------------
Director (Trustee)

-------------------------------------------------------------------------------
Director (Trustee)


-------------------------------------------------------------------------------
NATIONAL BANKS: Return the original only in the special return address envelope provided. If express mail is used in lieu of the special return address envelope, return the original only to the FDIC, c/o Quality Data Systems, 2127 Espey Court, Suite 204, Crofton, MD 21114.
-------------------------------------------------------------------------------
FDIC Certificate Number 0/3/5/1/1
                        ---------
                       (RCP# 90501)

                                         CALL NO. 197           31      09-30-96

                                         STBK: 06-1450  01976  STCERT:  06-03511

                                         WELLS FARGO BANK, NATIONAL ASSOCIATION
                                         420 MONTGOMERY STREET
                                         SAN FRANCISCO, CA 94163

Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, Office of the Comptroller of the Currency

Consolidated Reports of Condition and Income for
A Bank With Domestic and Foreign Offices
--------------------------------------------------------------------------------

Table of Contents

Signature Page                                                             Cover

Report of Income

Schedule RI--Income Statement ....................................... RI-1, 2, 3

Schedule RI-A--Changes in Equity Capital .................................. RI-4

Schedule RI-B--Charge-offs and Recoveries
  and Changes in Allowance for Loan and
  Lease Losses ......................................................... RI-4, 5

Schedule RI-C--Applicable Income Taxes by
  Taxing Authority ........................................................ RI-5

Schedule RI-D--Income from International
  Operations .............................................................. RI-6

Schedule RI-E--Explanations ............................................ RI-7, 8


Disclosure of Estimated Burden

The estimated average burden associated with this information collection is
32.2 hours per respondent and is estimated to vary from 15 to 230 hours per response, depending on individual circumstances. Burden estimates include the time for reviewing instructions, gathering and maintaining data in the required form, and completing the information collection, but exclude the time for compiling and maintaining business records in the normal course of a respondent's activities. Comments concerning the accuracy of this burden estimate and suggestions for reducing this burden should be directed to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, D.C. 20503, and to one of the following:

Secretary
Board of Governors of the Federal Reserve System
Washington, D.C. 20561

Legislative and Regulatory Analysis Division
Office of the Comptroller of the Currency
Washington, D.C. 20219

Assistant Executive Secretary
Federal Deposit Insurance Corporation
Washington, D.C. 20429

Report of Condition

Schedule RC--Balance Sheet ............................................. RC-1, 2

Schedule RC-A--Cash and Balances Due From
  Depository Institutions ................................................. RC-3

Schedule RC-B--Securities ........................................... RC-3, 4, 5

Schedule RC-C--Loans and Leasing Financing
  Receivables:
  Part I. Loans and Leases .............................................. RC-6,7
  Part II. Loans to Small Businesses and
    Small Farms (included in the forms for
    June 30 only) .................................................... RC-7a, 7b

Schedule RC-D--Trading Assets and Liabilities
  (to be completed only by selected banks) ................................ RC-8

Schedule RC-E--Deposit Liabilities ................................ RC-9, 10, 11

Schedule RC-F--Other Assets .............................................. RC-11

Schedule RC-G--Other Liabilities ......................................... RC-11

Schedule RC-H--Selected Balance Sheet Items
  for Domestic Offices ................................................... RC-12

Schedule RC-I--Selected Assets and Liabilities
  of IBFs ................................................................ RC-13

Schedule RC-K--Quarterly Averages ........................................ RC-13

Schedule RC-L--Off-Balance Sheet Items ........................... RC-14, 15, 16

Schedule RC-M--Memoranda ............................................. RC-17, 18

Schedule RC-N--Past Due and Nonaccrual Loans,
  Leases, and Other Assets ........................................... RC-19, 20

Schedule RC-0--Other Data for Deposit
  Insurance Assessments .............................................. RC-21, 22

Schedule RC-R--Regulatory Capital .................................... RC-23, 24

Optional Narrative Statement Concerning the Amounts
  Reported in the Reports of Condition and Income ........................ RC-25

Special Report (to be completed by all banks)

Schedule RC-J--Repricing Opportunities (sent only to and to be completed only by savings banks)


For information or assistance, National and State nonmember banks should contact the FDIC's Call Reports Analysis Unit, 550 17th Street, NW, Washington, D.C. 20429, toll free on (800) 688-FDIC(3342), Monday through Friday between 8:00 a.m. and 5:00 p.m., Eastern time. State member banks should contact their Federal Reserve District Bank.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RI-1
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

CONSOLIDATED REPORT OF INCOME
FOR THE PERIOD JANUARY  1, 1996-SEPTEMBER 30, 1996

All Report of income schedules are to be reported on a calendar year-to-date basis in thousands of dollars.

SCHEDULE RI -- Income Statement
                                                                                                              ----
                                                                                                              I480
                                                                                                 -----------------
                                                                   Dollar Amounts in Thousands   RIAD Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
1. Interest income:
    a. Interest and fee income on loans:
       (1) In domestic offices:
           (a) Loans secured by real estate...................................................   4011    1,728,061   1.a.(1)(a)
           (b) Loans to depository institutions...............................................   4019      168,040   1.a.(1)(b)
           (c) Loans to finance agricultural production and other loans to farmers............   4024       81,774   1.a.(1)(c)
           (d) Commercial and industrial loans................................................   4012      823,804   1.a.(1)(d)
           (e) Acceptances of other banks.....................................................   4026            0   1.a.(1)(e)
           (f) Loans to individuals for household, family, and other personal expenditures:
              (1) Credit cards and related plans..............................................   4054      142,002   1.a.(1)(f)(1)
              (2) Other.......................................................................   4055      341,419   1.a.(1)(f)(2)
           (g) Loans to foreign governments and official institutions.........................   4056          426   1.a.(1)(g)
           (h) Obligations (other than securities and leases) of states and political subdivisions in the U.S.:
               (1) Taxable obligations........................................................   4503        3,609   1.a.(1)(h)(1)
               (2) Tax-exempt obligations.....................................................   4504       13,394   1.a.(1)(h)(2)
           (i) All other loans in domestic offices............................................   4058       59,751   1.a.(1)(i)
       (2) In foreign offices, Edge and Agreement subsidiaries, and IBFs......................   4059        1,506   1.a.(2)
    b. Income from lease financing receivables:
       (1) Taxable leases.....................................................................   4505      156,727   1.b.(1)
       (2) Tax-exempt leases..................................................................   4307            0   1.b.(2)
    c. Interest income on balances due from depository institutions:(1)
       (1) In domestic offices................................................................   4105            0   1.c.(1)
       (2) In foreign offices, Edge and Agreement subsidiaries, and IBFs......................   4106        2,272   1.c.(2)
    d. Interest and dividend income on securities:
       (1) U.S. Treasury securities and U.S. Government agency and corporation obligations....   4027      382,189   1.d.(1)
       (2) Securities issued by states and political subdivisions in the U.S.:
           (a) Taxable securities.............................................................   4506            0   1.d.(2)(a)
           (b) Tax-exempt securities..........................................................   4507          407   1.d.(2)(b)
       (3) Other domestic debt securities.....................................................   3657      132,254   1.d.(3)
       (4) Foreign debt securities............................................................   3658        7,418   1.d.(4)
       (5) Equity securities (including investments in mutual funds)..........................   3659        6,236   1.d.(5)
    e. Interest income from trading assets....................................................   4069        5,114   1.e.

------------
(1) Includes interest income on time certificates of deposit not held for trading.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RI-2
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

SCHEDULE RI -- Continued
                                                                                 -----------------
                                                   Dollar Amounts in Thousands        Year-to-date
--------------------------------------------------------------------------------------------------
                                                                                 RIAD Bil Mil Thou
 1. Interest income (continued)
    f. Interest income on federal funds sold and securities purchased under agreements to resell in domestic offices of the bank and of its Edge
       and Agreement subsidiaries, and in IBFs................................   4020      71,048   1.f.

    g. Total interest income (sum of Items 1.a through 1.f)...................   4107   4,128,049   1.g.
 2. Interest expense:
    a. Interest on deposits:
       (1) Interest on deposits in domestic offices:
           (a) Transaction accounts (NOW accounts, ATS accounts, and telephone
               and preauthorized transfer accounts)...........................   4508      36,030   2.a.(1)(a)
           (b) Nontransaction accounts:
               (1) Money market deposit accounts (MMDAs)......................   4509     379,676   2.a.(1)(b)(1)
               (2) Other savings deposits.....................................   4511     136,397   2.a.(1)(b)(2)
               (3) Time certificates of deposits of $100,000 or more .........   4174     131,796   2.a.(1)(b)(3)
               (4) All other time deposits ...................................   4512     370,970   2.a.(1)(b)(4)
       (2) Interest on deposits in foreign offices, Edge and Agreement
           subsidiaries, and IBFs.............................................   4172      18,539   2.a.(2)
    b. Expense of federal funds purchased and securities sold under agreements to repurchase in domestic offices of the bank and of its Edge and
       Agreement subsidiaries, and in IBFs....................................   4180     120,043   2.b.
    c. Interest on demand notes issued to the U.S. Treasury, trading
       liabilities, and other borrowed money .................................   4185      61,404   2.c.
    d. Interest on mortgage indebtedness and obligations under capitalized
       leases.................................................................   4072       9,884   2.d.
    e. Interest on subordinated notes and debentures..........................   4200      47,400   2.e.
    f. Total interest expense (sum of items 2.a through 2.e) .................   4073   1,312,139   2.f.
 3. Net interest income (item 1.g minus 2.f) .................................                      RIAD 4074      2,815,910  3.
 4. Provisions:
    a. Provision for loan and lease losses ...................................                      RIAD 4230       (299,461) 4.
    b. Provision for allocated transfer risk .................................                      RIAD 4243              0  4.
 5. Noninterest income:
    a. Income from fiduciary activities.......................................   4070     258,018   5.a.
    b. Service charges on deposit accounts in domestic offices ...............   4080     572,099   5.b.
    c. Trading revenue (must equal Schedule RI, sum of Memorandum items 8.a
       through 8.d) ..........................................................   A220      28,574   5.c.
    d. Other foreign transaction gains (losses) ..............................   4076           0   5.d.
    e. Not applicable
    f. Other noninterest income:
       (1) Other fee income ..................................................   5407     427,480   5.f.(1)
       (2) All other noninterest income* .....................................   5408     251,251   5.f.(2)
    g. Total noninterest income (sum of items 5.a through 5.f) ...............                      RIAD 4079      1,537,422
 6. a. Realized gains (losses) on held-to-maturity securities ................                      RIAD 3521              0
    b. Realized gains (losses) on available-for-sale securities ..............                      RIAD 3196          2,840
 7. Noninterest expenses:
    a. Salaries and employee benefits ........................................  4135   1,254,267   7.a.
    b. Expenses of premises and fixed assets (net of rental income)
       (excluding salaries and employee benefits and mortgage interest) ......  4217     502,668   7.b.
    c. Other noninterest expense* ............................................  4092   1,359,618   7.c.
    d. Total noninterest expense (sum of items 7.a through 7.c) ..............                     RIAD 4093      3,116,553
 8. Income (loss) before income taxes and extraordinary items and other
    adjustments (item 3 plus or minus items 4.a, 4.b, 5.g, 6.a, 6.b, and 7.d).                     RIAD 4301      1,539,080
 9. Applicable income taxes (on item 8) ......................................                     RIAD 4302        732,547
10. Income (loss) before extraordinary items and other adjustments
    (item 8 minus 9) .........................................................                     RIAD 4300        806,533
                                                                                --------------------------------------------
-----------------
* Describe on Schedule RI-E -- Explanations.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RI-3
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------
SCHEDULE RI -- Continued
                                                                                    -----------------
                                                                                         Year-to-date
                                                                                    -----------------
                                                      Dollar Amounts in Thousands   RIAD Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
11. Extraordinary items and other adjustments:
    a. Extraordinary items and other adjustments, gross of income taxes ........... 4310            0   11.a.
    b. Applicable income taxes (on item 11.a)* .................................... 4315            0   11.b.
    c. Extraordinary items and other adjustments, net of income taxes                                ---------------------
       (item 11.a minus 11.b) .....................................................                     RIAD 4320        0  11.c.
12. Net income (loss) (sum of items 10 and 11.c) ..................................                     RIAD 4340  806,533  12.
                                                                                    --------------------------------------

                                                                                                                     ----
                                                                                                                     I481
                                                                                                             ------------
                                                                                                             Year-to-date
Memoranda                                                                                            --------------------
                                                                        Dollar Amounts in Thousands  RIAD  Bil  Mil  Thou
-------------------------------------------------------------------------------------------------------------------------
 1. Interest expense incurred to carry tax-exempt securities, loans, and leases acquired after
    August 7, 1986, that is not deductible for federal income tax purposes ......................... 4513           2,330  M.1.
 2. Income from the sale and servicing of mutual funds and annuities in domestic offices
    (included in Schedule RI, item 8) .............................................................. 8431          98,769  M.2.
 3.-4. Not applicable
 5. Number of full-time equivalent employees on payroll at end of current period (round to                         Number
    nearest whole number) .......................................................................... 4150          39,690  M.5.
 6. Not applicable
 7. If the reporting bank has restated its balance sheet as a result of applying push down                       MM DD YY
    accounting this calendar year, report the date of the bank's acquisition ....................... 9106        00/00/00  M.7.
 8. Trading revenue (from cash instruments and off-balance sheet derivative instruments)
    (sum of Memorandum items 8.a through 8.d must equal Schedule RI, item 5.c): ....................       Bil  Mil  Thou
    a. Interest rate exposures ..................................................................... 8757          10,502  M.8.
    b. Foreign exchange exposures .................................................................. 8758          18,072  M.8.
    c. Equity security and index exposures ......................................................... 8759               0  M.8.
    d. Commodity and other exposures ............................................................... 8760               0  M.8.
 9. Impact on income of off-balance sheet derivatives held for purposes other than trading:
    a. Net increase (decrease) to interest income .................................................. 8761          56,197  M.9
    b. Net (increase) decrease to interest expense ................................................. 8762          (4,168) M.9
    c. Other (noninterest) allocations ............................................................. 8763          (8,030) M.9
10. Credit losses on off-balance sheet derivatives (see instructions) .............................. A251               0  M.1
                                                                                                     --------------------

------------

* Describe on Schedule RI-E--Explanations.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RI-4
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
Schedule RI-A--Changes in Equity Capital
                       ---------

Indicate decreases and losses in parentheses.                                                                  ----
                                                                                                               I483
                                                                                                  -----------------
                                                                   Dollar Amounts in Thousands    RIAD Bil Mil Thou
-------------------------------------------------------------------------------------------------------------------
 1. Total equity capital originally reported in the December 31, 1995, Reports of Condition
    and Income.................................................................................   3215    4,228,140    1.
 2. Equity capital adjustments from amended Reports of Income, net*............................   3216            0    2.
 3. Amended balance end of previous calendar year (sum of items 1 and 2).......................   3217    4,228,140    3.
 4. Net income (loss) (must equal Schedule RI, item 12)........................................   4340      806,533    4.
 5. Sale, conversion, acquisition, or retirement of capital stock net..........................   4346            0    5.
 6. Changes incident to business combinations, net.............................................   4356   10,043,994    6.
 7. LESS: Cash dividends declared on preferred stock...........................................   4470            0    7.
 8. LESS; Cash dividends declared on common stock..............................................   4460      876,457    8.
 9. Cumulative effect of changes in accounting principles from prior years* (see instructions
    for this schedule).........................................................................   4411            0    9.
10. Corrections of material accounting errors from prior years* (see instructions for
    this schedule).............................................................................   4412            0   10.
11. Change in net unrealized holding gains (losses) on available-for-sale securities...........   8433      (46,024)  11.
12. Foreign currency translation adjustments...................................................   4414           58   12.
13. Other transactions with parent holding company* (not included in items 5, 7, or 8 above)...   4415            0   13.
14. Total equity capital end of current period (sum of items 3 through 13) (must equal
    Schedule RC, item 28)......................................................................   3210   14,156,244   14.

------------
*Describe on Schedule RI-E--Explanations.

Schedule RI-B--Charge-offs and Recoveries and Changes
               in Allowance for Loan and Lease Losses

Part I.  Charge-offs and Recoveries on Loans and Leases

Part I excludes charge-offs and recoveries through the allocated transfer-risk reserve.
                                                                                                             ------
                                                                                                               I486
                                                                             --------------------------------------
                                                                                 (Column A)           (Column B)
                                                                                Charge-offs           Recoveries
                                                                             --------------------------------------
                                                                                    Calendar year-to-date
                                                                             --------------------------------------
                                             Dollar Amounts in Thousands      RIAD Bil Mil Thou   RIAD Bil Mil Thou
-------------------------------------------------------------------------------------------------------------------
1. Loans secured by real estate:
   a. To U.S. addresses (domicile).........................................   4651       73,206   4661       48,411   1.a.
   b. To non-U.S. addresses (domicile).....................................   4652            0   4662            0   1.b.
2. Loans to depository institutions and acceptances of other banks:
   a. To U.S. banks and other U.S. depository institutions.................   4653            0   4663            0   2.a.
   b. To foreign banks.....................................................   4654            2   4664            0   2.b.
3. Loans to finance agricultural production and other loans to farmers.....   4655        3,292   4665          542   3.
4. Commercial and industrial loans:
   a. To U.S. addresses (domicile).........................................   4645       65,646   4617       24,337   4.a.
   b. To non-U.S. addresses (domicile).....................................   4646            0   4618           39   4.b.
5. Loans to individuals for household, family, and other personal expenditures:
   a. Credit cards and related plans.......................................   4656       56,256   4666       21,919   5.a.
   b. Other (includes single payment, installment, and all student loans)..   4657       71,744   4667       21,468   5.b.
6. Loans to foreign governments and official institutions..................   4643            0   4627            0   6.
7. All other loans.........................................................   4644        7,139   4628        1,974   7.
8. Less financing receivables:
   a. Of U.S. addresses (domicile).........................................   4658       20,104   4668        5,301   8.a.
   b. Of non-U.S. addresses (domicile).....................................   4659            0   4669            0   8.b.
9. Total (sum of items 1 through 8)........................................   4635      297,389   4605      123,991   9.



Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RI-5
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

SCHEDULE RI-B--CONTINUED

PART I.  CONTINUED

                                                                                     (Column A)          (Column B)
                                                                                     Charge-offs         Recoveries
                                                                                   -------------------------------------
Memorandum                                                                               Calendar year-to-date
                                                                                   -------------------------------------
                                                    Dollar Amounts in Thousands    RIAD Bil Mil Thou  RIAD Bil Mil Thou
------------------------------------------------------------------------------------------------------------------------
1-3.  Not applicable
4. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in
   Schedule RI-B, part I, items 4 and 7, above....................................  5409      1,946     5410     8,667   M.4.
5. Loans secured by real estate in domestic offices (included in
   Schedule RI-B, part I, item 1, above):
   a. Construction and land development...........................................  3582      8,554     3583     5,532   M.5.a.
   b. Secured by farmland.........................................................  3584         96     3585       374   M.5.b.
   c. Secured by 1-4 family residential properties
      (1) Revolving, open-end loans secured by 1-4 family residential
          properties and extended under lines of credit..........................   5411     15,126     5412     3,012   M.5.c.(1)
      (2) All other loans secured by 1-4 family residential properties...........   5413     21,426     5414     8,766   M.5.c.(2)
   d. Secured by multifamily (5 or more) residential properties..................   3588      1,150     3589     7,458   M.5.d.
   e. Secured by nonfarm nonresidential properties...............................   3590     26,854     3591    23,269   M.5.e.

PART II.  CHANGES IN ALLOWANCE FOR LOAN AND LEASE LOSSES


                                                    Dollar Amounts in Thousands                        RIAD Bil Mil Thou
------------------------------------------------------------------------------------------------------------------------
1. Balance originally reported in the December 31, 1995, Reports of Condition and Income.............  3124     1,414,706   1.
2. Recoveries (must equal part 1, item 9, column B above)............................................  4605       123,991   2.
3. LESS: Charge-offs (must equal part 1, item 9, column A above).....................................  4635       297,389   3.
4. Provision for loan and lease losses (must equal Schedule RI, item 4.a)............................  4230      (299,461)  4.
5. Adjustments* (see instructions for this schedule).................................................  4815       616,548   5.
6. Balance end of current period (sum of items 1 through 5) (must equal Schedule RC,
   item 4.b).........................................................................................  3123     1,558,395   6.

------------
* Describe on Schedule RI-E--Explanations.



SCHEDULE RI-C--APPLICABLE INCOME TAXES BY TAXING AUTHORITY

Schedule RI-C is to be reported with the December Report of Income.


                                                                                                                    1489
                                                                                                       -----------------
                                                    Dollar Amounts in Thousands                        RIAD Bil Mil Thou
------------------------------------------------------------------------------------------------------------------------
1. Federal...........................................................................................  4780         N/A    1.
2. State and local...................................................................................  4790         N/A    2.
3. Foreign...........................................................................................  4795         N/A    3.
4. Total (sum of items 1 through 3) (must equal sum of Schedule RI, items 9 and 11.b)................  4770         N/A    4.
5. Deferred portion of item 4...........................................  RIAD 4772               N/A                      5.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RI-6
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

SCHEDULE RI-D--INCOME FROM INTERNATIONAL OPERATIONS

For all banks with foreign offices, Edge or Agreement subsidiaries, or IBFs where international operations account for more than 10 percent of total revenues, total assets, or net income.

Part I. Estimated Income from International Operations
                                                                                                               ----
                                                                                                               I492
                                                                                                       ------------
                                                                                                       Year-to-date
                                                                                                  -----------------
                                                                   Dollar Amounts in Thousands    RIAD Bil Mil Thou
-------------------------------------------------------------------------------------------------------------------
1. Interest income and expense booked at foreign offices, Edge and Agreement subsidiaries, and IBFs:
   a. Interest income booked .................................................................... 4837          N/A   1.a.
   b. Interest expense booked ................................................................... 4838          N/A   1.b.
   c. Net interest income booked at foreign offices, Edge and Agreement subsidiaries, and
      IBFs (item 1.a minus 1.b) ................................................................. 4839          N/A   1.c.
2. Adjustments for booking location of international operations:
   a. Net interest income attributable to international operations booked at domestic offices ... 4840          N/A   2.a.
   b. Net interest income attributable to domestic business booked at foreign offices ........... 4841          N/A   2.b.
   c. Net booking location adjustment (item 2.a minus 2.b) ...................................... 4842          N/A   2.c.
3. Noninterest income and expense attributable to international operations:
   a. Noninterest income attributable to international operations ............................... 4097          N/A   3.a.
   b. Provision for loan and lease losses attributable to international operations .............. 4235          N/A   3.b.
   c. Other noninterest expense attributable to international operations ........................ 4239          N/A   3.c.
   d. Net noninterest income (expense) attributable to international operations (item 3.a minus
      3.b and 3.c) .............................................................................. 4843          N/A   3.d.
4. Estimated pretax income attributable to international operations before capital allocation
   adjustment (sum of items 1.c, 2.c, and 3.d) .................................................. 4844          N/A   4.
5. Adjustment to pretax income for internal allocations to international operations to reflect
   the effects of equity capital on overall bank funding costs .................................. 4845          N/A   5.
6. Estimated pretax income attributable to international operations after capital allocation
   adjustment (sum of items 4 and 5) ............................................................ 4846          N/A   6.
7. Income taxes attributable to income from international operations as estimated in item 6 ..... 4797          N/A   7.
8. Estimated net income attributable to international operations (item 6 minus 7) ................. 4341          N/A   8.

Memoranda
                                                                                                  -----------------
                                                                   Dollar Amounts in Thousands    RIAD Bil Mil Thou
-------------------------------------------------------------------------------------------------------------------
1. Intracompany interest income included in item 1.a above ...................................... 4847          N/A   N.1.
2. Intracompany interest expense included in item 1.b above ..................................... 4848          N/A   N.2.

Part II. Supplementary Details on Income from International Operations Required by the Departments of Commerce and Treasury for
Purposes of the U.S. International Accounts and the U.S. National Income and Product Accounts

                                                                                                       ------------
                                                                                                       Year-to-date
                                                                                                  -----------------
                                                                   Dollar Amounts in Thousands    RIAD Bil Mil Thou
-------------------------------------------------------------------------------------------------------------------
1. Interest income booked at IBFs ............................................................... 4849          N/A   1.
2. Interest expense booked at IBFs .............................................................. 4850          N/A   2.
3. Noninterest income attributable to international operations booked at domestic offices
   (excluding IBFs):
   a. Gains (losses) and extraordinary items .................................................... 5491          N/A   3.a.
   b. Fees and other noninterest income ......................................................... 5492          N/A   3.b.
4. Provision for loan and lease losses attributable to international operations booked at
   domestic offices (excluding IBFs) ............................................................ 4852          N/A   4.
5. Other noninterest expense attributable to international operations booked at domestic offices
   (excluding IBFs) ............................................................................. 4853          N/A   5.

                                                                 8

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RI-7
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

Schedule RI-E--Explanations

Schedule RI-E is to be completed each quarter on a calendar year-to-date basis.

Detail all adjustments in Schedule RI-A and RI-B, all extraordinary items and other adjustments in Schedule RI, and all significant items of other noninterest income and other noninterest expense in Schedule R1. (See instructions for details.)




                                                                                                              ----
                                                                                                              I495
                                                                                                 -----------------
                                                                                                   Year-to-date
                                                                                                 -----------------
Memoranda                                                          Dollar Amounts in Thousands   RIAD Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
1. All other noninterest income (from Schedule RI, Item 5.f.(2))
   Report amounts that exceed 10% of Schedule RI, item 5.f.(2):
   a. Net gains on other real estate owned....................................................   5415            0   1.a.
   b. Net gains on sales of loans.............................................................   5416            0   1.b.
   c. Net gains on sales of premises and fixed assets.........................................   5417            0   1.c.
   Itemize and describe the three largest other amounts that exceed 10% of Schedule RI, item 5.f.(2):
      -------------
   d.   TEXT 4461    Service intercompany income                                                 4461      130,013   1.d.
      ----------------------------------------------------------------------------------------
   e.   TEXT 4462    Check printing income                                                       4462       37,561   1.e.
      ----------------------------------------------------------------------------------------
   f.   TEXT 4463                                                                                4463                1.f.
      ----------------------------------------------------------------------------------------
2. Other noninterest expense (from Schedule RI, item 7.c.):
   a. Amortization expense of intangible assets...............................................   4531      470,496   2.a.
   Report amounts that exceed 10% of Schedule RI, item 7.c.:
   b. Net losses on other real estate owned...................................................   5418            0   2.b.
   c. Net losses on sales of loans............................................................   5419            0   2.c.
   d. Net losses on sales of premises and fixed assets........................................   5420            0   2.d.
   Itemize and describe the three largest other amounts that exceed 10% of Schedule RI, item 7.c:
      ------------
   e.   TEXT 4464    Outside professional services                                               4464      283,143   2.e.
      ----------------------------------------------------------------------------------------
   f.   TEXT 4467                                                                                4467                2.f.
      ----------------------------------------------------------------------------------------
   g.   TEXT 4468                                                                                4468                2.g.
      ----------------------------------------------------------------------------------------
3. Extraordinary items and other adjustments (from Schedule RI, item 11.a) and applicable income tax effect (from Schedule RI, item 11.b) (itemize and describe all extraordinary items and other adjustments):
             -----------
   a.   (1)   TEXT 4469                                                                          4469                3.a.(1)
             ---------------------------------------------------------------------------------
        (2)  Applicable income tax effect                               RIAD 4486                                    3.a.(2)
             -----------                                               -----------------------
   b.   (1)   TEXT 4487                                                                          4487                3.b.(1)
             ---------------------------------------------------------------------------------
        (2)  Applicable income tax effect                               RIAD 4488                                    3.b.(2)
             -----------                                               -----------------------
   c.   (1)   TEXT 4489                                                                          4489                3.c.(1)
             ---------------------------------------------------------------------------------
        (2)  Applicable income tax effect                               RIAD 4491                                    3.c.(2)
                                                                       -----------------------
4. Equity capital adjustments from amended Reports of Income (from Schedule RI-A, item 2)
   (itemize and describe all adjustments):
       -----------
   a.   TEXT 4492                                                                                4492                4.a.
       ---------------------------------------------------------------------------------------
   b.   TEXT 4493                                                                                4493                4.b.
       ---------------------------------------------------------------------------------------
5. Cumulative effect of changes in accounting principles from prior years
   (from Schedule RI-A, item 9) (itemize and describe all changes in accounting principles):
       -----------
   a.   TEXT 4494                                                                                4494                5.a.
       ---------------------------------------------------------------------------------------
   b.   TEXT 4495                                                                                4495                5.b.
       ---------------------------------------------------------------------------------------
6. Corrections of material accounting errors from prior years (from Schedule RI-A, item 10)
   (itemize and describe all corrections):
       -----------
   a.   TEXT 4496                                                                                4496                6.a.
       ---------------------------------------------------------------------------------------
   b.   TEXT 4497                                                                                4497                6.b.
       -----------------------------------------------------------------------------------------------------------


                                                                 9


Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RI-8
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------



SCHEDULE RI-E -- Continued



                                                                                                     Year-to-Date
                                                                                                 -----------------
                                                                   Dollar Amounts in Thousands   RIAD Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
7. Other transactions with parent holding company (from Schedule RI-A, item 13)
   (itemize and describe all such transactions):
   a. TEXT 4498                                                                                  4498               7.a.
   b. TEXT 4499                                                                                  4499               7.b.
8. Adjustments to allowance for loan and lease losses (from Schedule RI-E, part II, item 5)
   (itemize and describe all adjustments):
   a. TEXT 4521 See comment below                                                                4521      616,548  8.a.
   b. TEXT 4522                                                                                  4522               8.b.
                                                                                                 -------------------
9. Other explanations (the space below is provided for the bank to briefly describe, at its      I498        I499
   option, any other significant items affecting the Report of Income):
   No comment [ ] (RIAD 4769)
   Other explanations (please type or print clearly):
   (TEXT 4769)

The amounts in RI-A item 6 of $10,043,994 and RI-B Part II item 5 of $616,548 are due to a reorganization which merged with the First Interstate Banks of Arizona, California, Idaho, Nevada, New Mexico, Oregon, Utah and Washington into Wells Fargo Bank, N.A. as permitted by the interstate branching provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. Correspondingly, the income statement and related schedules include these merged banks as of April 1, 1996, which is the date that Wells Fargo & Company acquired First Interstate Bancorp.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-1
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL AND
STATE-CHARTERED SAVINGS BANKS FOR SEPTEMBER 30, 1996

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

SCHEDULE RC -- Balance Sheet
                                                                                                              ----
                                                                                                              C400
                                                                                                 -----------------
                                                                   Dollar Amounts in Thousands   RCFD Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
ASSETS
 1. Cash and balances due from depository institutions (from Schedule RC-A):
    a. Noninterest-bearing balances and currency and coin(1).................................    0081   10,589,324  1.a.
    b. Interest-bearing balances(2) .........................................................    0071       35,596  1.b.
 2. Securities
    a. Held-to-maturity securities (from Schedule RC-B, column A)............................    1754               2.a.
    b. Available-for-sale securities (from Schedule RC-B, column D)..........................    1773   12,569,520  2.b.
 3. Federal funds sold and securities purchased under agreements to resell in domestic offices of the bank and of its Edge and Agreement subsidiaries, and in IBFs:
    a. Federal funds sold....................................................................    0276      318,673  3.a.
    b. Securities purchased under agreements to resell.......................................    0277      263,817  3.b.
 4. Loans and lease financing receivables:
    a. Loans and leases, net of unearned income (from Schedule RC-C)  RCFD 2122    63,561,860                       4.a.
    b. LESS: Allowance for loan and lease losses....................  RCFD 3123     1,558,395                       4.b.
    c. LESS: Allocated transfer risk reserve........................  RCFD 3128             0                       4.c.
    d. Loans and leases, net of unearned income, allowance,
       and reserve (item 4.a minus 4.b and 4.c)..............................................    2125   62,003,465  4.d.
 5. Trading assets (from Schedule RC-D)......................................................    3545      131,938  5.
 6. Premises and fixed assets (including capitalized leases).................................    2145    2,094,569  6.
 7. Other real estate owned (from Schedule RC-N).............................................    2150      361,804  7.
 8. Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-N).    2130       66,906  8.
 9. Customers' liability to this bank on acceptances outstanding.............................    2155      295,339  9.
10. Intangible assets (from Schedule RC-N)...................................................    2143    8,631,696 10.
11. Other assets (from Schedule RC-F)........................................................    2160    2,254,484 11.
12. Total assets (sum of items 1 through 11).................................................    2170   99,617,131 12.
___________
(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.


Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-2
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

SCHEDULE RC -- Continued
                                                                                                 -----------------
                                                                   Dollar Amounts in Thousands        Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
LIABILITIES
13. Deposits:
    a. In domestic offices (sum of totals of columns A and C
       from Schedule RC-E, part 1).......................................................  RCON  2200   77,114,864  13.a.
       (1) Noninterest-bearing(1)................................. RCON 6631   26,989,847                           13.a.(1)
       (2) Interest-bearing....................................... RCON 6636   50,125,017                           13.a.(2)
    b. In foreign offices, Edge and Agreement subsidiaries, and IBFs
       (from Schedule RC-E, part II).....................................................  RCFM  2200      586,581  13.b.
       (1) Noninterest-bearing.................................... RCFN 6631            0                           13.b.(1)
       (2) Interest-bearing....................................... RCFN 6636      586,581                           13.b.(2)
14. Federal funds purchased and securities sold under agreements to repurchase in domestic offices of the bank and of its Edge and Agreement subsidiaries, and in IBFs:
    a. Federal funds purchased...........................................................  RCFD  0275    1,101,922  14.a.
    b. Securities sold under agreements to repurchase....................................  RCFD  0279    1,576,898  14.b.
15. a. Demand notes issued to the U.S. Treasury..........................................  RCON  2840       25,004  15.a.
    b. Trading liabilities (from Schedule RC-D)..........................................  RCFD  3548       37,372  15.b.
16. Other borrowed money:
    a. With a remaining maturity of one year or less.....................................  RCFD  2332       42,615  16.a.
    b. With a remaining maturity of more than one year...................................  RCFD  2333    1,107,072  16.b.
17. Mortgage indebtedness and obligations under capitalized leases.......................  RCFD  2910      120,659  17.
18. Bank's liability on acceptances executed and outstanding.............................  RCFD  2920      295,341  18.
19. Subordinated notes and debentures....................................................  RCFD  3200    1,070,976  19.
20. Other liabilities (from Schedule RC-G)...............................................  RCFD  2930    2,381,583  20.
21. Total liabilities (sum of items 13 through 20).......................................  RCFD  2948   85,460,887  21.
22. Limited-life preferred stock and related surplus.....................................  RCFD  3282            0  22.
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus........................................  RCFD  3838            0  23.
24. Common Stock.........................................................................  RCFD  3230      520,152  24.
25. Surplus (exclude all surplus related to preferred stock).............................  RCFD  3839   11,242,635  25.
26. a. Undivided profits and capital reserves............................................  RCFD  3632    2,429,709  26.a.
    b. Net unrealized holding gains (losses) on available-for-sale securities............  RCFD  8434      (32,180) 26.b.
27. Cumulative foreign currency translation adjustments..................................  RCFD  3284       (4,072) 27.
28. Total equity capital (sum of items 23 through 27)....................................  RCFD  3210   14,156,244  28.
29. Total liabilities, limited-life preferred stock, and equity capital (sum of
    items 21, 22, and 28)................................................................  RCFD 3300    99,617,131  29.

Memorandum
To be reported only with the March Report of Condition.
1. Indicate in the box at the right the number of the statement below that best describes
   the most comprehensive level of auditing work performed for the bank by independent                      Number
   external auditors as of any date during 1995.................................................  RCFD  6724  N/A  M.1.


1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

4 = Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)

5 = Review of the bank's financial statements by external auditors

6 = Compilation of the bank's financial statements by external auditors

7 = Other audit procedures (excluding tax preparation work)

8 = No external audit work

__________
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-3
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

Schedule RC-A--Cash  and Balances Due From Depository Institutions

Exclude assets held for trading.
                                                                                                               ----
                                                                                                               C405
                                                                     ----------------------------------------------
                                                                        (Column A)                 (Column B)
                                                                       Consolidated                 Domestic
                                                                           Bank                     Offices
                                                                     -----------------          -----------------
                                     Dollar Amounts in Thousands     RCFD Bil Mil Thou          RCON Bil Mil Thou
-----------------------------------------------------------------------------------------------------------------
1. Cash items in process of collection, unposted debits, and
   currency and coin ...............................................  0022    9,291,816                             1
   a. Cash items in process of collection and unposted debits ......                            0020    6,405,357   1.a.
   b. Currency and coin ............................................                            0080    2,886,459   1.b.
2. Balances due from depository institutions in the U.S. ...........                            0082      662,935   2.
   a. U.S. branches and agencies of foreign banks (including
      their IBFs) ..................................................  0083            0                             2.a.
   b. Other commercial banks in the U.S. and other depository
      institutions in the U.S. (including their IBFs) ..............  0085      662,935                             2.b.
3. Balances due from banks in foreign countries and foreign
   central banks ...................................................                            0070       59,513   3.
   a. Foreign branches of other U.S. banks .........................  0073       19,739                             3.a.
   b. Other banks in foreign countries and foreign central banks ...  0074       59,513                             3.b.
4. Balances due from Federal Reserve Banks .........................  0090      590,917         0090      590,917   4.
5. Total (sum of items 1 through 4) (total of column A must equal
   Schedule RC, sum of items 1.a and 1.b) ..........................  0010   10,624,920         0010   10,605,181   5.


                                                                                                -----------------
Memorandum                                                      Dollar Amounts in Thousands     RCON Bil Mil Thou
-----------------------------------------------------------------------------------------------------------------
1. Noninterest-bearing balances due from commercial banks in the U.S. (included in item 2,
   column B above) .............................................................................0050      647,078   M.1.

Schedule RC-B--Securities

Exclude assets held for trading.
                                                                                                                    ----
                                                                                                                    C410
                                        --------------------------------------------------------------------------------
                                                 Held-to-maturity                       Available-for-sale
                                        --------------------------------------------------------------------------------
                                          (Column A)         (Column B)              (Column C)           (Column D)
                                        Amortized Cost       Fair Value            Amortized Cost         Fair Value
                                        ----------------------------------        --------------------------------------
        Dollar Amounts in Thousands     RCFD Bil Mil Thou    RCFD Bil Mil Thou    RCFD Bil Mil Thou    RCFD Bil Mil Thou
------------------------------------------------------------------------------------------------------------------------
1. U.S. Treasury securities ..........  0211            0    0213            0    1286    1,862,441    1287    1,866,039   1.
2. U.S. Government agency
   and corporation obligations
   (exclude mortgage-backed
   securities):
   a. Issued by U.S. Government
      agencies(2) ....................  1289            0    1290            0    1291            0    1293            0   2.a.
   b. Issued by U.S.
      Government-sponsored
      agencies(3) ....................  1294            0    1295            0    1297            0    1298            0   2.b.


-------------
(1) Includes equity securities without readily determinable fair values at historical cost in item 6.c, column D.
(2) Includes Small Business Administration "Guaranteed Loan Pool Certificates," U.S. Maritime Administration obligations, and
    Export-Import Bank participation certificates.
(3) Includes obligations (other than mortgage-backed securities) issued by the Farm Credit System, the Federal Home Loan Bank
    System, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Financing Corporation,
    Resolution Funding Corporation, the Student Loan Marketing Association, and the Tennessee Valley Authority.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-4
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

SCHEDULE RC-B--CONTINUED

                                         ----------------------------------------------------------------------------------
                                                     Held-to-maturity                         Available-for-sale
                                         ----------------------------------------------------------------------------------
                                             (Column A)            (Column B)          (Column C)            (Column D)
                                           Amortized Cost          Fair Value        Amortized Cost          Fair Value
                                         ------------------   ------------------   ------------------   -------------------
     Dollar Amounts in Thousands         RCFD  Bil Mil Thou   RCFD  Bil Mil Thou   RCFD  Bil Mil Thou   RCFD  Bil Mil Thou
---------------------------------------------------------------------------------------------------------------------------
3.  Securities issued by states
    and political subdivisions
    in the U.S.:
    a.  General obligations ..........   1676             0   1677             0   1678         8,492   1679         8,484  3.a.
    b.  Revenue obligations ..........   1681             0   1686             0   1690         2,081   1691         1,886  3.b.
    c.  Industrial development
        and similar obligations ......   1694             0   1695             0   1696           500   1697           500  3.c.
4.  Mortgage-backed
    securities (MBS):
    a.  Pass-through securities:
        (1) Guaranteed by
            GMMA .....................   1698             0   1699             0   1701       213,016   1702       216,311  4.a.(1)
        (2) Issued by FHMA
            and FHLMC ................   1703             0   1705             0   1706     3,957,347   1707     3,928,779  4.a.(2)
        (3) Other pass-through
            securities ...............   1709             0   1710             0   1711           503   1713           503  4.a.(3)
    b.  Other mortgage-backed
        securities (include CMOs,
        REMICs, and stripped
        MBS):
        (1) Issued or guaranteed
            by FHMA, FHLMC,
            or GMMA ..................   1714            0   1715              0   1716     2,796,962   1717     2,778,138  4.b.(1)
        (2) Collateralized
            by MBS issued or
            guaranteed by FHMA,
            FHLMC, or GMMA ...........   1718            0   1719              0   1731         2,728   1732           453  4.b.(2)
        (3) All other mortgage-
            backed securities ........   1733            0   1734              0   1735     3,049,868   1736     3,023,134  4.b.(3)
5.  Other debt securities:
    a.  Other domestic debt
        securities ...................   1737            0   1738              0   1739       267,770   1741       270,683  5.a.
    b.  Foreign debt
        securities ...................   1742            0   1743              0   1744       110,093   1746       112,436  5.b.
6.  Equity securities:
    a.  Investments in mutual
        funds ........................                                             1747         2,749   1748         2,749  6.a.
    b.  Other equity securities
        with readily determinable
        fair values ..................                                             1749         1,325   1751        11,238  6.b.
    c.  All other equity
        securities(1) ................                                             1752       348,187   1753       348,187  6.c.
7.  Total (sum of items 1
    through 6) (total of
    column A must equal
    Schedule RC, item 2.a)
    (total of column D must
    equal Schedule RC,
    item 2.b) ........................   1754            0   1771              0   1772    12,624,062   1773    12,569,520  7.
                                         ----------------------------------------------------------------------------------

--------
(1) Includes equity securities without readily determinable fair values at historical cost in item 6.c, column D.

                                                                 14

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-5
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------
SCHEDULE RC-B -- Continued
                                                                                                              ----
                                                                                                              C412
                                                                                                 -----------------
Memoranda                                                          Dollar Amounts in Thousands   RCFD Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
 1. Pledged securities (2)...................................................................    0416    5,719,369  M.1.
 2. Maturity and repricing data for debt securities (2), (3), (4) (excluding those in nonaccrual status):
    a. Fixed rate debt securities with a remaining maturity of:
       (1) Three months or less..............................................................    0343      255,407  M.2.a.(1)
       (2) Over three months through 12 months...............................................    0344      593,466  M.2.a.(2)
       (3) Over one year through five years..................................................    0345    3,500,001  M.2.a.(3)
       (4) Over five years...................................................................    0346    7,385,765  M.2.a.(4)
       (5) Total fixed rate debt securities (sum of Memorandum items 2.a.(1)
           through 2.a.(4)...................................................................    0347   11,734,639  M.2.a.(5)
    b. Floating rate debt securities with a repricing frequency of:
       (1) Quarterly or more frequently......................................................    4544      472,253  M.2.b.(1)
       (2) Annually or more frequently, but less frequently than quarterly...................    4545            0  M.2.b.(2)
       (3) Every five years or more frequently, but less frequently than annually............    4551            0  M.2.b.(3)
       (4) Less frequently than every five years.............................................    4552            0  M.2.b.(4)
       (5) Total floating rate debt securities (sum of Memorandum
           items 2.b.(1) through 2.b.(4))....................................................    4553      472,253  M.2.b.(5)
    c. Total debt securities (sum of Memorandum items 2.a.(5) and 2.b.(5)) (must equal total debt securities from Schedule RC-B, sum of items 1 through 5, columns A and D, minus
       nonaccrual debt securities included in Schedule RC-N, item 9, column C)...............    0393   12,206,892  M.2.c.
 3. Not applicable
 4. Held-to-maturity debt securities restructured and in compliance with modified terms
    (included in Schedule RC-B, items 3 through 5, column A, above)..........................    5365            0  M.4.
 5. Not applicable
 6. Floating rate debt securities with a remaining maturity of one year or less (2), (4)
    (included in Memorandum items 2.b.(1) through 2.b.(4) above).............................    5519            0  M.6.
 7. Amortized cost of held-to-maturity securities sold or transferred to available-for-sale or trading securities during the calendar year-to-date (report the amortized cost at
    date of sale or transfer)................................................................    1778            0  M.7.
 8. High-risk mortgage securities (included in the held-to-maturity and available-for-sale accounts in Schedule RC-B, item 4.b.):
    a. Amortized cost........................................................................    8780            0  M.8.a.
    b. Fair value............................................................................    8781            0  M.8.b.
 9. Structured notes (included in the held-to-security and available-for-sale accounts in
    Schedule RC-B, items 2, 3, and 5):
    a. Amortized cost........................................................................    8782            0  M.9.a.
    b. Fair value............................................................................    8783            0  M.9.b.

_____________
(2) Includes held-to-maturity securities at amortized cost and available-for-sale securities at fair value.
(3) Exclude equity securities, e.g., investments in mutual funds, Federal Reserve stock, common stock, and preferred stock.
(4) Memorandum items 2 and 6 are not applicable to savings banks that must complete supplemental Schedule RC-J.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-6
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

SCHEDULE RC-C--LOANS AND LEASE FINANCING RECEIVABLES

PART I.  LOANS AND LEASES

Do not deduct the allowance for loan and lease losses from amounts reported in this schedule.  Report total loans and leases, net of unearned income.  Exclude assets held for trading.
                                                                                                             ---------
                                                                                                               C415
                                                                              ----------------------------------------
                                                                                  (Column A)            (Column B)
                                                                                 Consolidated            Domestic
                                                                                     Bank                Offices
                                                                              ------------------   -------------------
                                               Dollar Amounts in Thousands    RCFD  Bil Mil Thou   RCON  Bil Mil Thou
----------------------------------------------------------------------------------------------------------------------
 1. Loans secured by real estate ..........................................   1410    30,044,057                         1.
    a. Construction and land development ..................................                        1415     1,556,890    1.a.
    b. Secured by farmland (including farm residential and other
       improvements) ......................................................                        1420       336,799    1.b.
    c. Secured by 1-4 family residential properties:
       (1) Revolving, open-end loans secured by 1-4 family residential
           properties and extended under lines of credit ..................                        1797     4,663,293    1.c.(1)
       (2) All other loans secured by 1-4 family residential properties:
           (a) Secured by first liens .....................................                        5367     9,935,081    1.c.(2)(a)
           (b) Secured by junior liens ....................................                        5368     2,119,178    1.c.(2)(b)
    d. Secured by multifamily (5 or more) residential properties ..........                        1460       961,234    1.d.
    e. Secured by nonfarm nonresidential properties .......................                        1480    10,471,582    1.e.
 2. Loans to depository institutions:
    a. To commercial banks in the U.S. ....................................                        1505     4,955,065    2.a.
       (1) To U.S. branches and agencies of foreign banks .................   1506        13,255                         2.a.(1)
       (2) To other commercial banks in the U.S. ..........................   1507     4,941,810                         2.a.(2)
    b. To other depository institutions in the U.S. .......................   1517         2,583   1517         2,583    2.b.
    c. To banks in foreign countries ......................................                        1510        12,141    2.c.
       (1) To foreign branches of other U.S. banks ........................   1513             0                         2.c.(1)
       (2) To other banks in foreign countries ............................   1516        39,641                         2.c.(2)
 3. Loans to finance agricultural production and other loans to farmers ...   1590     1,404,027   1590     1,404,027    3.
 4. Commercial and industrial loans:
    a. To U.S. addressees (domicile) ......................................   1763    13,342,805   1763    13,341,679    4.a.
    b. To non-U.S. addressees (domicile) ..................................   1764        76,630   1764        31,922    4.b.
 5. Acceptances of other banks:
    a. Of U.S. banks ......................................................   1756             0   1756             0    5.a.
    b. Of foreign banks ...................................................   1757             0   1757             0    5.b.
 6. Loans to individuals for household, family, and other personal
    expenditures (i.e., consumer loans) (includes purchased paper) ........                        1975     8,450,553    6.
    a. Credit cards and related plans (includes check credit and other
       revolving credit plans) ............................................   2008     2,023,801                         6.a.
    b. Other (includes single payment, installment, and all student loans).   2011     6,426,752                         6.b.
 7. Loans to foreign governments and official institutions (including
    foreign central banks) ................................................   2081         8,050   2081             0    7.
 8. Obligations (other than securities and leases) of states and political subdivisions in the U.S. (includes nonrated industrial development
    obligations) ..........................................................   2107       541,773   2107       541,773    8.
 9. Other loans ...........................................................   1563     1,921,048                         9.
    a. Loans for purchasing or carrying securities (secured and unsecured).                        1545       472,398    9.a.
    b. All other loans (exclude consumer loans) ...........................                        1564     1,448,650    9.b.
10. Lease financing receivables (net of unearned income) ..................                        2165     2,775,628   10.
    a. Of U.S. addressees (domicile) ......................................   2182     2,775,628                        10.a.
    b. Of non-U.S. addressees (domicile) ..................................   2183             0                        10.b.
11. LESS: Any unearned income on loans reflected in items 1-9 above .......   2123             0   2123             0   11.
12. Total loans and leases, net of unearned income (sum of items 1 through 10 minus item 11) (total of column A must equal
    Schedule RC, item 4.a) ................................................   2122    63,561,860   2122    63,480,476   12.


                                                                 16

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-7
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------
SCHEDULE RC-C -- Continued
                                                                                     (Column A)           (Column B)
                                                                                    Consolidated           Domestic
Memoranda                                                                         -----------------    -----------------
                                                    Dollar Amounts in Thousands   RCFD Bil Mil Thou    RCON Bil Mil Thou
------------------------------------------------------------------------------------------------------------------------------
 1. Commercial paper included in Schedule RC-C, part I, above.................    1496            0    1496            0  M.1.
 2. Loans and leases restructured and in compliance with modified terms
    (included in Schedule RC-C, part I, above and not reported as past due or nonaccrual in Schedule RC-N, Memorandum item 1):
    a. Loans secured by real estate:
       (1) To U.S. addresses (domicile).......................................    1687          423    M.2.a.(1)
       (2) To non-U.S. addresses (domicile)...................................    1689            0    M.2.a.(2)
    b. All other loans and all lease financing receivables (exclude loans to
       individuals for household, family, and other personal expenditures)....    8691       10,506    M.2.b.
    c. Commercial and industrial loans to and lease financing receivables of non-U.S. addresses (domicile) included in Memorandum item
       2.b above..............................................................    8692            0    M.2.c.
 3. Maturity and repricing data for loans and leases(1) (excluding those in nonaccrual status):
    a. Fixed rate loans and leases with a remaining maturity of:
       (1) Three months or less...............................................    0348    1,337,056    M.3.a.(1)
       (2) Over three months through 12 months................................    0349      621,495    M.3.a.(2)
       (3) Over one year through five years...................................    0356    7,959,167    M.3.a.(3)
       (4) Over five years....................................................    0357   12,813,394    M.3.a.(4)
       (5) Total fixed rate loans and leases (sum of Memorandum
           items 3.a.(1) through 3.a.(4)).....................................    0358   22,731,112    M.3.a.(5)
    b. Floating rate loans with a repricing frequency of:
       (1) Quarterly or more frequently.......................................    4554   32,737,402    M.3.b.(1)
       (2) Annually or more frequently, but less frequently than quarterly....    4555    5,703,633    M.3.b.(2)
       (3) Every five years or more frequently, but less frequently
           than annually......................................................    4561    1,770,224    M.3.b.(3)
       (4) Less frequently than every five years..............................    4564            0    M.3.b.(4)
       (5) Total floating rate loans (sum of Memorandum items 3.b.(1)
           through 3.a.(4))...................................................    4567   40,211,259    M.3.b.(5)
    c. Total loans and leases (sum of Memorandum items 3.a.(5) and
       3.b.(5)) (must equal the sum of total loans and leases, net, from
       Schedule RC-C, part I, item 12, plus unearned income from
       Schedule RC-C, part I, item 11, minus total nonaccrual loans and
       leases from Schedule RC-M, sum of items 1 through 8, column c).........    1479   62,942,371    M.3.c.
    d. Floating rate loans with a remaining maturity of one year or less
       (included in Memorandum items 3.b.(1) through 3.b.(4) above)...........    A246   10,576,421    M.3.d.
 4. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in
    Schedule RC-C, part I, items 4 and 9, column A, page RC-6(2)..............    2746    1,853,560    M.4.
 5. Loans and leases held for sale (included in Schedule RC-C, part I,
    above)....................................................................    5369      560,515    M.5.
 6. Adjustable rate close-end loans secured by first liens on 1-4
    family residential properties (included in Schedule RC-C, part I,                                  RCON Bil Mil Thou
    item 1.c.(2)(a), column B, page RC-6).....................................                         5370    2,855,172    M.6.

___________
(1) Memorandum item 3 is not applicable to savings banks that must complete supplemental Schedule RC-J.
(2) Exclude loans secured by real estate that are included in Schedule RC-C, part I, item 1, column A.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 03
Address:               420 Montgomery Street                                                                         Page RC-8
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

Schedule RC-D--Trading Assets and Liabilities

Schedule RC-D is to be completed only by banks with $1 billion or more in total assets or with $2 billion or more in par/notional amount of off-balance sheet derivative contracts (as reported in Schedule RC-L, items 14.a through 14.e, columns A through D).
                                                                                                                  ----
                                                                                                                  C420
                                                                                                   -------------------
                                                                 Dollar Amounts in Thousands              Bil Mil Thou
----------------------------------------------------------------------------------------------------------------------
ASSETS
 1. U.S. Treasury securities in domestic offices .............................................  RCON 3531        8,600   1.
 2. U.S. Government agency and corporation obligations in domestic offices (exclude mortgage-
    backed securities) .......................................................................  RCON 3532       21,980   2.
 3. Securities issued by states and political subdivisions in the U.S. in domestic offices ...  RCON 3533        4,197   3.
 4. Mortgage-backed securities (NBS) in domestic offices:
    a. Pass-through securities issued or guaranteed by FNMA, FHLMC, or GNMA ..................  RCON 3534            0   4.a.
    b. Other mortgage-backed securities issued or guaranteed by FNMA, FHLMC, or GNMA
      (include CMOs, REMICs, and stripped MBS) ...............................................  RCON 3535            0   4.b.
    c. All other mortgage-backed securities ..................................................  RCON 3536       12,995   4.c.
 5. Other debt securities in domestic offices ................................................  RCON 3537            0   5.
 6. Certificates of deposit in domestic offices ..............................................  RCON 3538            0   6.
 7. Commercial paper in domestic offices .....................................................  RCON 3539            0   7.
 8. Bankers acceptances in domestic offices ..................................................  RCON 3540       14,182   8.
 9. Other trading assets in domestic offices .................................................  RCON 3541       28,821   9.
10. Trading assets in foreign offices ........................................................  RCON 3542            0  10.
11. Revaluation gains on interest rate, foreign exchange rate, and other commodity and equity contracts:
    a. In domestic offices ...................................................................  RCON 3543       41,163  11.a.
    b. In foreign offices ....................................................................  RCFN 3544            0  11.b.
12. Total trading assets (sum of items 1 through 11) (must equal Schedule RC, item 5) ........  RCFD 3545      131,938  12.

LIABILITIES
13. Liability for short positions ............................................................  RCFD 3546           10  13.
14. Revaluation Losses on interest rate, foreign exchange rate, and other commodity and
    equity contracts .........................................................................  RCFD 3547       37,362  14.
15. Total trading liabilities (sum of items 13 and 14) (must equal Schedule RC, item 15.b) ...  RCFD 3548       37,372  15.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-9
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------
SCHEDULE RC-E -- Deposit Liabilities

Part I. Deposits in Domestic Offices

                                                                                                                    C425
                                                                                                                  ------
                                                                                                        Nontransaction
                                                                     Transaction Accounts                  Accounts
                                                             -------------------------------------    -----------------
                                                               (Column A)           (Column B)           (Column C)
                                                            Total transaction       Memo: Total             Total
                                                           accounts (including    demand deposits      nontransaction
                                                              total demand         (included in           accounts
                                                                deposits)            column A)        (including MMDAs)
Memoranda                                                   -----------------    -----------------    -----------------
                             Dollar Amounts in Thousands    RCON Bil Mil Thou    RCON Bil Mil Thou    RCON Bil Mil Thou
-----------------------------------------------------------------------------------------------------------------------------
Deposits of:
 1. Individuals, partnerships, and corporations..........   2201   27,755,475    2240   23,418,529    2346   45,672,623  1.
 2. U.S. Government......................................   2202      111,978    2280      107,270    2520       28,001  2.
 3. States and political subdivisions in the U.S. .......   2203      481,904    2290      392,726    2530      168,899  3.
 4. Commercial banks in the U.S. ........................   2206    1,892,705    2310    1,892,705    2550        7,368  4.
 5. Other depository institutions in the U.S. ...........   2207      191,372    2312      191,372    2349        3,192  5.
 6. Banks in foreign countries...........................   2213       66,691    2320       66,691    2236            7  6.
 7. Foreign governments and official institutions
    (including foreign central banks)....................   2216          502    2300          502    2377          215  7.
 8. Certified and official checks........................   2330      733,932    2330      733,932                       8.
 9. Total (sum of items 1 through 8) (sum of columns A
    and C must equal Schedule RC, item 13.a).............   2215   31,234,559    2210   26,803,727    2385   45,880,305  9.




Memoranda
                                                                                                      -----------------
                                                                       Dollar Amounts in Thousands    RCON Bil Mil Thou
-----------------------------------------------------------------------------------------------------------------------------
 1. Selected components of total deposits (i.e., sum of item 9, columns A and C):
    a. Total Individual Retirement Accounts (IRAs) and Keogh Plan accounts........................    6835    3,363,307  M.1.a.
    b. Total brokered deposits....................................................................    2365      194,602  M.1.b.
    c. Fully insured brokered deposits (included in Memorandum item 1.b above):
       (1) Issued in denominations of less than $100,000..........................................    2343            0  M.1.c.(1)
       (2) Issued either in denominations of $100,000 or in denominations greater than
           $100,000 and participated out by the broker in shares of $100,000 or less..............    2344            0  M.1.c.(2)
    d. Maturity data for brokered deposits:
       (1) Brokered deposits issued in denominations of less than $100,000 with a remaining
           maturity of one year or less (included in Memorandum item 1.c.(1) above)...............    A243            0  M.1.d.(1)
       (2) Brokered deposits issued in denominations of $100,000 or more with a remaining
           maturity of one year or less (included in Memorandum item 1.b above)...................    A244      194,602  M.1.d.(2)
    e. Preferred deposits (uninsured deposits of states and political subdivisions of the U.S.
       reported in item 3 above which are secured or collateralized as required under state law)..    5590      563,568  M.1.e.
 2. Components of total nontransaction accounts (sum of Memorandum items 2.a through 2.d must equal item 9, column c above):
    a. Savings deposits:
       (1) Money market deposit accounts (MMDAs)..................................................    6810   18,855,604  M.2.a.(1)
       (2) Other savings deposits (excludes MMDAs)................................................    0352   11,762,847  M.2.a.(2)
    b. Total time deposits of less than $100,000..................................................    6668   11,861,295  M.2.b.
    c. Time certificates of deposit of $100,000 or more...........................................    6645    3,420,407  M.2.c.
    d. Open-account time deposits of $100,000 or more.............................................    6646          152  M.2.d.
 3. All NOW accounts (included in column A above).................................................    2398    4,450,832  M.3.
 4. Not applicable


Legal Title of Bank:   Wells Fargo Bank, National Association                Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                        Page RC-10
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

SCHEDULE RC-E -- Continued

Part I. Continued

Memoranda (continued)


                                                                                 ------------------
                                                   Dollar Amounts in Thousands   RCON  Bil Mil Thou
---------------------------------------------------------------------------------------------------
 5. Maturity and repricing data for time deposits of less than $100,000 (sum of
    Memorandum items 5.a.(1) through 5.b.(3) must equal Memorandum item 2.b above): (1)
    a. Fixed rate time deposits of less than $100,000 with a remaining maturity of:
       (1) Three months or less...............................................   A225   3,352,832   M.5.a.(1)
       (2) Over three months through 12 months................................   A226   5,835,595   M.5.a.(2)
       (3) Over one year......................................................   A227   2,670,188   M.5.a.(3)
    b. Floating rate time deposits of less than $100,000 with a repricing frequency of:
       (1) Quarterly or more frequently.......................................   A228       2,380   M.5.b.(1)
       (2) Annually or more frequently, but less frequently than quarterly....   A229         102   M.5.b.(2)
       (3) Less frequently than annually......................................   A230         198   M.5.b.(3)
    c. Floating rate time deposits of less than $100,000 with a remaining maturity of one year or less (included in Memorandum items 5.b.(1)
       through 5.b.(3) above).................................................   A231       2,029   M.5.c.
 6. Maturity and repricing data for time deposits of $100,000 or more (i.e., time certificates of deposit of $100,000 or more and open-account time deposits of $100,000 or more) (sum of Memorandum items 6.a.(1) through
    6.b.(4) must equal the sum of Memorandum items 2.c and 2.d above):(1)
    a. Fixed rate time deposits of $100,000 or more with a remaining maturity of:
       (1) Three months or less...............................................   A232   1,697,502   M.6.a.(1)
       (2) Over three months through 12 months................................   A233   1,364,397   M.6.a.(2)
       (3) Over one year through five years...................................   A234     351,429   M.6.a.(3)
       (4) Over five years....................................................   A235       7,231   M.6.a.(4)
    b. Floating rate time deposits of $100,000 or more with a repricing frequency of:
       (1) Quarterly or more frequently.......................................   A236           0   M.6.b.(1)
       (2) Annually or more frequently, but less frequently than quarterly....   A237           0   M.6.b.(2)
       (3) Every five years or more frequently, but less frequently
           than annually......................................................   A238           0   M.6.b.(3)
       (4) Less frequently than every five years..............................   A239           0   M.6.b.(4)
    c. Floating rate time deposits of $100,000 or more with a remaining maturity of one year or less (included in Memorandum items 6.b.(1)
       through 6.b.(4) above).................................................   A240           0   M.6.c.
                                                                                 -----------------
-----------------
(1) Memorandum items 5 and 6 are not applicable to savings banks that must complete supplemental Schedule RC.J.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-11
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

SCHEDULE RC-E -- Continued

PART II.  DEPOSITS IN FOREIGN OFFICES (INCLUDING EDGE AND
AGREEMENT SUBSIDIARIES AND IBFs)
                                                                                 -----------------
                                                   Dollar Amounts in Thousands   RCFN Bil Mil Thou
--------------------------------------------------------------------------------------------------
 Deposits of:
 1. Individuals, partnerships, and corporations...............................   2621     585,581   1.
 2. U.S. banks (including IBFs and foreign branches of U.S. banks)............   2623           0   2.
 3. Foreign banks (including U.S. branches and agencies of foreign banks,
    including their IBFs).....................................................   2625           0   3.
 4. Foreign governments and official institutions (including foreign
    central banks)............................................................   2650       1,000   4.
 5. Certified and official checks.............................................   2330           0   5.
 6. All other deposits........................................................   2668           0   6.
 7. Total (sum of items 1 through 6) (must equal Schedule RC, item 13.b)......   2200     586,581   7.
                                                                                 -----------------
                                                                                 -----------------
 Memorandum                                        Dollar Amounts in Thousands   RCFN Bil Mil Thou
--------------------------------------------------------------------------------------------------
 1. Time deposits with a remaining maturity of one year or less (included in
    Part II, item 7 above)....................................................   A245      78,052   M.1.
                                                                                 -----------------

SCHEDULE RC-F -- OTHER ASSETS
                                                                                                C430
                                                                                 ---------------------
                                                   Dollar Amounts in Thousands            Bil Mil Thou  03
------------------------------------------------------------------------------------------------------
 1. Income earned, not collected on loans.....................................   RCFD 2164    410,260   1.
 2. Net deferred tax assets(1)................................................   RCFD 2148    384,975   2.
 3. Excess residential mortgage servicing fees receivable.....................   RCFD 5371          0   3.
 4. Other (itemize and describe amounts that exceed 25% of this item).........   RCFD 2168  1,459,249   4.
       -----------                                        ---------------------
    a.  TEXT 3549   Accounts Receivable                     RCFD 3549  801,639                          4.a.
       ---------------------------------------------------
    b.  TEXT 3550                                           RCFD 3550                                   4.b.
       ---------------------------------------------------
    c.  TEXT 3551                                           RCFD 3551                                   4.c.
       ------------------------------------------------------------------------
 5. Total (sum of items 1 through 4) (must equal Schedule RC, item 11)........   RCFD 2160  2,254,484   5.
                                                                                 ---------------------
                                                                                 ---------------------
Memorandum                                         Dollar Amounts in Thousands            Bil Mil Thou
------------------------------------------------------------------------------------------------------
 1. Deferred tax assets disallowed for regulatory capital purposes............   RCFD 5610      3,393   M.1.

SCHEDULE RC-G -- OTHER LIABILITIES
                                                                                                C435
                                                                                 ---------------------
                                                   Dollar Amounts in Thousands            Bil Mil Thou
------------------------------------------------------------------------------------------------------
 1. a. Interest accrued and unpaid on deposits in domestic offices(2).........   RCON 3645     94,604   1.a.
    b. Other expenses accrued and unpaid (includes accrued income taxes
       payable)...............................................................   RCFD 3646  1,061,889   1.b.
 2. Net deferred tax liabilities(1)...........................................   RCFD 3049          0   2.
 3. Minority interest in consolidated subsidiaries............................   RCFD 3000          0   3.
 4. Other (itemize and describe amounts that exceed 25% of this item).........   RCFD 2938  1,225,090   4.
       -----------                                        ---------------------
    a.  TEXT 3552   Lease Intangible Liability              RCFD 3552  659,912                          4.a.
       ---------------------------------------------------
    b.  TEXT 3553   Accounts Payable                        RCFD 3553  390,829                          4.b.
       ---------------------------------------------------
    c.  TEXT 3554                                           RCFD 3554                                   4.c.
       ------------------------------------------------------------------------
 5. Total (sum of items 1 through 4) (must equal Schedule RC, item 20)........   RCFD 2930  2,381,583
                                                                                 ---------------------

-----------------
(1) See discussion of deferred income taxes in Glossary entry on "incomes taxes."
(2) For savings banks, include "dividends" accrued and unpaid on deposits.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                        Page RC-12
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

Schedule RC-H--Selected Balance Sheet Items for Domestic Offices
                                                                                                              ----
                                                                                                              C440
                                                                                                 -----------------
                                                                                                  Domestic Offices
                                                                                                 -----------------
                                                                   Dollar Amounts in Thousands   RCON Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
1. Customers' liability to this bank on acceptances outstanding...............................   2155     295,339    1.
2. Bank's liability on acceptances executed and outstanding...................................   2920     295,341    2.
3. Federal funds sold and securities purchased under agreements to resell.....................   1350     582,490    3.
4. Federal funds purchased and securities sold under agreements to repurchase.................   2800   2,678,820    4.
5. Other borrowed money.......................................................................   3190   1,149,687    5.
   EITHER
6. Net due from own foreign offices, Edge and Agreement subsidiaries, and IBFs................   2163         N/A    6.
   OR
7. Net due to own foreign offices, Edge and Agreement subsidiaries, and IBFs..................   2941     241,736    7.
8. Total assets (excludes net due from foreign offices, Edge and Agreement subsidiaries, and
   IBFs)......................................................................................   2192  99,271,337    8.
9. Total Liabilities (excludes net due to foreign offices, Edge and Agreement subsidiaries,
   and IBFs)..................................................................................   3129  84,873,357    9.
                                                                                                ------------------

Items 10-17 include held-to-maturity and available-for-sale securities in domestic offices.     ------------------
                                                                                                 RCON Bil Mil Thou
                                                                                                ------------------
10. U.S. Treasury securities..................................................................   1779   1,740,895   10.
11. U.S. Government agency and corporation obligations (exclude mortgage-backed
    securities)...............................................................................   1785           0   11.
12. Securities issued by states and political subdivisions in the U.S.........................   1786      10,870   12.
13. Mortgage-backed securities (MBS):
    a. Pass-through securities:
       (1) Issued or guaranteed by FNMA, FHLMC, or GNMA.......................................   1787   4,145,090   13.a.(1)
       (2) Other pass-through securities......................................................   1869         503   13.a.(2)
    b. Other mortgage-backed securities (include CMOs, REMICs, and stripped MBS):
       (1) Issued or guaranteed by FNMA, FHLMC, or GNMA.......................................   1877   2,778,138   13.b.(1)
       (2) All other mortgage-backed securities...............................................   2253   3,023,587   13.b.(2)
14. Other domestic debt securities............................................................   3159     270,683   14.
15. Foreign debt securities...................................................................   3160       1,274   15.
16. Equity securities:
    a. Investments in mutual funds............................................................   3161       2,749   16.a.
    b. Other equity securities with readily determinable fair values..........................   3162      11,238   16.b.
    c. All other equity securities............................................................   3169     348,187   16.c.
17. Total held-to-maturity and available-for-sale securities (sum of items 10 through 16).....   3170  12,333,217   17.
                                                                                                 -----------------

Memorandum (to be completed only by banks with IBFs and other "foreign" offices)
                                                                                                 -----------------
                                                                   Dollar Amounts in Thousands   RCON Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
   EITHER
1. Net due from the IBF of the domestic offices of the reporting bank.........................   3051         N/A   M.1.
   OR
2. Net due to the IBF of the domestic offices of the reporting bank...........................   3059           2   M.2.



                                                                22

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FF1EC 031
Address:               420 Montgomery Street                                                                        Page RC-13
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

Schedule RC-I--Selected Assets and Liabilities of IBFs
To be completed only by banks with IBFs and other "foreign" offices
                                                                                                              ----
                                                                                                              C445
                                                                                                 -----------------
                                                                   Dollar Amounts in Thousands   RCFN Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
1. Total IBF assets of the consolidated bank (component of Schedule RC, item 12)..............   2133      36,625    1.
2. Total IBF loans and lease financing receivables (component of Schedule RC-C, part I,
   item 12, column A).........................................................................   2076      35,820    2.
3. IBF commercial and industrial loans (component of Schedule RC-C, part I, item 4,
   column A)..................................................................................   2077         269    3.
4. Total IBF liabilities (component of Schedule RC, item 21)..................................   2898         158    4.
5. IBF deposit liabilities due to banks, including other IBFs (component of Schedule RC-E,
   part II, items 2 and 3)....................................................................   2379           0    5.
6. Other IBF deposit liabilities (component of Schedule RC-E, part II, items 1, 4, 5, and 6)..   2381           0    6.
                                                                                                 -----------------

Schedule RC-K--Quarterly Averages(1)
                                                                                                              ----
                                                                                                              C455
                                                                                           -----------------------
                                                             Dollar Amounts in Thousands              Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
ASSETS
 1. Interest-bearing balances due from depository institutions............................. RCFD 3381      54,614    1.
 2. U.S. Treasury securities and U.S. Government agency and corporation obligations(2)..... RCFD 3382   9,089,530    2.
 3. Securities issued by states and political subdivisions in the U.S.(2).................. RCFD 3383      11,896    3.
 4. a. Other debt securities(2)............................................................ RCFD 3647   3,301,479    4.a.
    b. Equity securities(3) (includes investments in mutual funds and Federal Reserve
       stock).............................................................................. RCFD 3648     300,412    4.b.
 5. Federal funds sold and securities purchased under agreements to resell in domestic
    offices of the bank and of its Edge and Agreement subsidiaries, and in IBFs............ RCFD 3365   2,122,481    5.
 6. Loans:
    a. Loans in domestic offices:
       (1) Total loans..................................................................... RCON 3360  61,037,072    6.a.(1)
       (2) Loans secured by real estate.................................................... RCON 3385  31,157,120    6.a.(2)
       (3) Loans to finance agricultural production and other loans to farmers............. RCON 3386   1,459,537    6.a.(3)
       (4) Commercial and industrial loans................................................. RCON 3387  13,178,054    6.a.(4)
       (5) Loans to individuals for household, family, and other personal expenditures..... RCON 3388   8,533,336    6.a.(5)
    b. Total loans in foreign offices, Edge and Agreement subsidiaries, and IBFs........... RCFN 3360      80,092    6.b.
 7. Trading assets......................................................................... RCFD 3401     227,767    7.
 8. Lease financing receivables (net of unearned income)................................... RCFD 3484   2,671,565    8.
 9. Total assets(4)........................................................................ RCFD 3368  99,363,603    9.
LIABILITIES
10. Interest-bearing transaction accounts in domestic offices (NOW accounts, ATS accounts,
    and telephone and preauthorized transfer accounts) (exclude demand deposits)........... RCON 3485   4,976,952   10.
11. Nontransaction accounts in domestic offices:
    a. Money market deposit accounts (MMDAs)............................................... RCON 3486  19,019,613   11.a.
    b. Other savings deposits.............................................................. RCON 3487  12,146,907   11.b.
    c. Time certificates of deposit of $100,000 or more.................................... RCON 3345   3,422,500   11.c.
    d. All other time deposits............................................................. RCON 3469  12,336,015   11.d.
12. Interest-bearing deposits in foreign offices, Edge and Agreement subsidiaries, and IBFs RCFN 3404     363,142   12.
13. Federal funds purchased and securities sold under agreements to repurchase in domestic
    offices of the bank and of its Edge and Agreement subsidiaries, and in IBFs............ RCFD 3353   2,848,892   13.
14. Other borrowed money................................................................... RCFD 3355   1,215,853   14.
                                                                                           -----------------------

----------------------
(1) For all items, banks have the option of reporting either (1) an average of daily figures for the quarter, or (2) an average of weekly figures (i.e., the Wednesday of each week of the quarter).
(2) Quarterly averages for all debt securities should be based on amortized cost.
(3) Quarterly averages for all equity securities should be based on historical cost.
(4) The quarterly average for total assets should reflect all debt securities (not held for trading) at amortized cost, equity securities with readily determinable fair values at the lower of cost or fair value, and equity securities without readily determinable fair values at historical cost.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 03
Address:               420 Montgomery Street                                                                         Page RC-14
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

Schedule RC-L--Off-Balance Sheet Items

Please read carefully the instructions for the preparation of Schedule RC-L. Some of the amounts reported in Schedule RC-L are regarded as volume indicators and not necessarily as measure of risk.
                                                                                                               ----
                                                                                                               C460
                                                                                                  -----------------
                                                                   Dollar Amounts in Thousands    RCFD Bil Mil Thou
-------------------------------------------------------------------------------------------------------------------
 1. Unused commitments:
    a. Revolving, open-end lines secured by 1-4 family residential properties, e.g., home
       equity lines ...........................................................................   3814    5,441,247   1.a.
    b. Credit card lines ......................................................................   3815    2,628,385   1.b.
    c. Commercial real estate, construction, and land development:
       (1) Commitments to fund loans secured by real estate ...................................   3816    2,622,469   1.c.(1)
       (2) Commitments to fund loans not secured by real estate ...............................   6550    1,481,698   1.c.(2)
    d. Securities underwriting ................................................................   3817            0   1.d.
    e. Other unused commitments ...............................................................   3818   26,580,036   1.e.
 2. Financial standby letters of credit and foreign office guarantee ..........................   3819    1,822,974   2.
    a. Amount of financial standby letters of credit conveyed to others  RCFD 3820       29,160                       2.a.
 3. Performance standby letters of credit and foreign office guarantees .......................   3821      945,588   3.
    a. Amount of performance standby letters of credit conveyed to others   RCFD 3822    85,093                       3.a.
 4. Commercial and similar letters of credit ..................................................   3411      192,089   4.
 5. Participations in acceptances (as described in the instructions) conveyed to others by the
    reporting bank ............................................................................   3428        5,782   5.
 6. Participations in acceptances (as described in the instructions) acquired by the reporting
    (nonaccepting) bank .......................................................................   3429        8,639   6.
 7. Securities borrowed .......................................................................   3432            0   7.
 8. Securities lent (including customers' securities lent where the customer is indemnified
    against loss by the reporting bank) .......................................................   3433    2,938,548   8.
 9. Loans transferred (i.e., sold or swapped) with recourse that have been treated as sold for
    Call Report purposes:
    a. FNMA and FHLMC residential mortgage loan pools:
       (1) Outstanding principal balance of mortgages transferred as of the report date .......   3650        8,315   9.a.(1)
       (2) Amount of recourse exposure on these mortgages as of the report date ...............   3651        8,315   9.a.(2)
    b. Private (nongovernment-issued or -guaranteed residential mortgage loan pools:
       (1) Outstanding principal balance of mortgages transferred as of the report date .......   3652            0   9.b.(1)
       (2) Amount of recourse exposure on these mortgages as of the report date ...............   3653            0   9.b.(2)
    c. Farmer Mac agricultural mortgage loan pools:
       (1) Outstanding principal balance of mortgages transferred as of the report date .......   3654            0   9.c.(1)
       (2) Amount of recourse exposure on these mortgages as of the report date ...............   3655            0   9.c.(2)
    d. Small business obligations transferred with recourse under Section 208 of the
       Riegle Community Development and Regulatory Improvement Act of 1994:
       (1) Outstanding principal balance of small business obligations transferred
           as of the report date ..............................................................   A249            0   9.d.(1)
       (2) Amount of retained recourse on these obligations as of the report date .............   A250            0   9.d.(2)
10. When-issued securities:
    a. Gross commitments to purchase ..........................................................   3434       30,000  10.a.
    b. Gross commitments to sell ..............................................................   3435            0  10.b.
11. Spot foreign exchange contracts ...........................................................   8765      411,933  11.
12. All other off-balance sheet liabilities (exclude off-balance sheet derivatives) (itemize and describe each component of this item over 25% of Schedule RC, item 28, "Total equity
    capital") ................................................................................    3430            0  12.
       ---------                                                        ----------------------
    a. TEXT 3555                                                        RCFD 3555                                    12.a.
       ---------                                                        ----------------------
    b. TEXT 3556                                                        RCFD 3556                                    12.b.
       ---------                                                        ----------------------
    c. TEXT 3557                                                        RCFD 3557                                    12.c.
       ---------                                                        ----------------------
    d. TEXT 3558                                                        RCFD 3558                                    12.d.
       ---------                                                        ----------------------

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-15
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

SCHEDULE RC-L--CONTINUED
                                                                      Dollars Amounts in Thousands     RCFD   Bil Mil Thou
---------------------------------------------------------------------------------------------------   ---------------------
13.  All other off-balance sheet assets (exclude off-balance sheet derivatives) (itemize and
     describe each component of this item over 25% of Schedule RC, item 28, "Total equity capital")    5591              0  13.
         -----------                                                    ---------------------------
     a.   TEXT 5592                                                       RCFD 5592                                         13.a.
         ---------------------------------------------------------------
     b.   TEXT 5593                                                       RCFD 5593                                         13.b.
         ---------------------------------------------------------------
     c.   TEXT 5594                                                       RCFD 5594                                         13.c.
         ---------------------------------------------------------------
     d.   TEXT 5595                                                       RCFD 5595                                         13.d.
         ------------------------------------------------------------------------------------------------------------------


                                                                                                                   --------
                                                                                                                     C461
                                         ----------------------------------------------------------------------------------
                                             (Column A)          (Column B)           (Column C)            (Column D)
           Dollar Amounts in Thousands     Interest Rate      Foreign Exchange     Equity Derivative       Commodity and
----------------------------------------     Contracts           Contracts             Contracts          Other Contracts
     Off-balance Sheet Derivatives       -----------------    -----------------    -----------------     ------------------
          Position Indicators            Tril Bil Mil Thou    Tril Bil Mil Thou    Tril Bil Mil Thou     Tril Bil Mil Thou
---------------------------------------------------------------------------------------------------------------------------
14.  Gross amounts (e.g., notional
     amounts) (for each column, sum of
     items 14.a through 14.e must equal
     sum of items 15, 16.a, and 16.b):
                                         ----------------------------------------------------------------------------------
     a.  Futures contracts .............         5,407,500                    0                    0                     0  14.a.
                                         ----------------------------------------------------------------------------------
                                             RCFD 8693            RCFD 8694            RCFD 8695             RCFD 8696
                                         ----------------------------------------------------------------------------------
     b.  Forward contracts .............                 0            1,115,786                    0                     0  14.b.
                                         ----------------------------------------------------------------------------------
                                             RCFD 8697            RCFD 8698            RCFD 8699             RCFD 8700
                                         ----------------------------------------------------------------------------------
     c.  Exchange-traded option
         contracts:
                                         ----------------------------------------------------------------------------------
         (1) Written options ...........                 0                    0                    0                     0  14.c.(1)
                                         ----------------------------------------------------------------------------------
                                             RCFD 8701            RCFD 8702            RCFD 8703             RCFD 8704
                                         ----------------------------------------------------------------------------------
         (2) Purchased options .........                 0                  596                    0                     0  14.c.(2)
                                         ----------------------------------------------------------------------------------
                                             RCFD 8705            RCFD 8706            RCFD 8707             RCFD 8708
                                         ----------------------------------------------------------------------------------
     d.  Over-the-counter option
         contracts:
                                         ----------------------------------------------------------------------------------
         (1) Written options ...........         3,493,260               28,280                    0                     0  14.d.(1)
                                         ----------------------------------------------------------------------------------
                                             RCFD 8709            RCFD 8710            RCFD 8711             RCFD 8712
                                         ----------------------------------------------------------------------------------
         (2) Purchased options .........        23,587,740               31,714                    0                     0  14.d.(2)
                                         ----------------------------------------------------------------------------------
                                             RCFD 8713            RCFD 8714            RCFD 8715             RCFD 8716
                                         ----------------------------------------------------------------------------------
     e.  Swaps .........................        19,641,756                    0                    0                     0  14.e.
                                         ----------------------------------------------------------------------------------
                                             RCFD 3450            RCFD 3826            RCFD 8719             RCFD 8720
                                         ----------------------------------------------------------------------------------
15.  Total gross notional amount of
     derivative contracts held for
     trading ...........................         8,829,489            1,151,503                    0                     0  15.
                                         ----------------------------------------------------------------------------------
                                             RCFD A126            RCFD A127            RCFD 8723             RCFD 8724
                                         ----------------------------------------------------------------------------------
16.  Total gross notional amount of
     derivative contracts held for
     purposes other than trading:
                                         ----------------------------------------------------------------------------------
     a.  Contracts marked to market ....        24,978,540               24,873                    0                     0  16.a.
                                         ----------------------------------------------------------------------------------
                                             RCFD 8725            RCFD 8726            RCFD 8727             RCFD 8728
                                         ----------------------------------------------------------------------------------
     b.  Contracts not marked to market.        18,122,227                    0                    0                     0  16.b.
                                         ----------------------------------------------------------------------------------
                                             RCFD 8729            RCFD 8730            RCFD 8731             RCFD 8732
                                         ----------------------------------------------------------------------------------




                                                                 25

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 03??
Address:               420 Montgomery Street                                                                         Page RC-16
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------
SCHEDULE RC-L -- Continued

                                          ----------------    -----------------    -----------------    -----------------
                                            (Column A)           (Column B)           (Column C)           (Column D)
         Dollar Amounts in Thousands       Interest Rate       Foreign Exchange    Equity Derivative      Commodity and
---------------------------------------      Contracts            Contracts            Contracts         Other Contracts
    Off-balance Sheet Derivatives        -----------------    -----------------    -----------------    -----------------
         Position Indicators             RCFD Bil Mil Thou    RCFD Bil Mil Thou    RCFD Bil Mil Thou    RCFD Bil Mil Thou
-------------------------------------------------------------------------------------------------------------------------
17. Gross fair values of
    derivative contracts:
    a. Contracts held for trading:
       (1) Gross positive
           fair value..................  8733       25,067    8734       11,029    8735            0    8736            0  17.a.(1)
       (2) Gross negative
           fair value..................  8737       22,869    8738        9,542    8739            0    8740            0  17.a.(2)
    b. Contracts held for purposes
       other than trading that are
       marked to market:
       (1) Gross positive
           fair value..................  8741       79,277    8742           60    8743            0    8744            0  17.b.(1)
       (2) Gross negative
           fair value..................  8745            0    8746            0    8747            0    8748            0  17.b.(2)
    c. Contracts held for purposes
       other than trading that are
       not marked to market:
       (1) Gross positive
           fair value..................  8749      123,509    8750            0    8751            0    8752            0  17.c.(1)
       (2) Gross negative
           fair value..................  8753      204,733    8754            0    8755            0    8756            0  17.c.(2)
-------------------------------------------------------------------------------------------------------------------------

                                                                                                        -----------------
Memoranda                                                                 Dollar Amounts in Thousands   RCFD Bil Mil Thou
-------------------------------------------------------------------------------------------------------------------------
 1.-2.  Not applicable
 3. Unused commitments with an original maturity exceeding one year that are reported in
    Schedule RC-L, item 1.a through 1.e above (report only the unused portions of commitments
    that are fee paid or otherwise legally binding)..................................................   3833   22,304,618  M.3.
    a. Participations in commitments with an original maturity
       exceeding one year conveyed to others..................................RCFD  3834      865,359                      M.3.a.
 4. To be completed only by banks with $1 billion or more in total assets:
    Standby letters of credit and foreign office guarantees (both financial and performance) issued
    to non-U.S. addresses (domicile) included in Schedule RC-L, items 2 and 3, above..................  3377       44,873  M.4.
 5. Installment loans to individuals for household, family, and other personal expenditures that have been securitized and sold without recourse (with servicing retained), amounts outstanding by type of loan:
    a. Loans to purchase private passenger automobiles (to be completed for the September
       report only)..................................................................................   2741            0  M.5.a.
    b. Credit cards and related plans (TO BE COMPLETED QUARTERLY)....................................   2742            0  M.5.b.
    c. All other consumer installment credit (including mobile home loans) (to be completed
       for the September report only)................................................................   2743            0  M.5.c.


Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-17
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

SCHEDULE RC-M -- Memoranda
                                                                                             C465
                                                                                 ------------------
                                                   Dollar Amounts in Thousands   RCFD Bil Mil Thou  <-
---------------------------------------------------------------------------------------------------
 1. Extensions of credit by the reporting bank to its executive officers, directors, principal shareholders, and their related interests as of the report date:
    a. Aggregate amount of all extensions of credit to all executive officers,
       directors, principal shareholders, and their related interests.........   6164       9,437   1.a.
    b. Number of executive officers, directors, and principal shareholders to whom the amount of all extensions of credit by the reporting bank
       (including extensions of credit to related interests)
       equals or exceeds the lesser of $500,000 or 5 percent            Number
       of total capital as defined for this purpose in        ----------------
       agency regulations.                                    RCFD 6165      2                      1.b.
                                                              ----------------
 2. Federal funds sold and securities purchased under agreements to resell with U.S. branches and agencies of foreign banks(1) (included in
    Schedule RC, items 3.a and 3.b)...........................................   3405     227,300   2.
 3. Not applicable.
 4. Outstanding principal balance of 1-4 family residential mortgage loans serviced for others (include both retained servicing and purchased servicing):
    a. Mortgages serviced under a GNMA contract...............................   5500     646,175   4.a.
    b. Mortgages serviced under a FHLMC contract:
       (1) Serviced with recourse to servicer.................................   5501      13,094   4.b.(1)
       (2) Serviced without recourse to servicer..............................   5502   6,174,188   4.b.(2)
    c. Mortgages serviced under a FNMA contract:
       (1) Serviced under a regular option contract...........................   5503      73,888   4.c.(1)
       (2) Serviced under a special option contract...........................   5504   9,216,252   4.c.(2)
    d. Mortgages serviced under other servicing contracts.....................   5505   9,191,297   4.d.
 5. To be completed only by banks with $1 billion or more in total assets:
    Customers' liability to this bank on acceptances outstanding (sum of items 5.a and 5.b must equal Schedule RC, item 9):
    a. U.S. addressees (domicile).............................................   2103     216,990   5.a.
    b. Non-U.S. addressees (domicile).........................................   2104      78,349   5.b.
 6. Intangible assets:
    a. Mortgage servicing rights..............................................   3164     246,712   6.a.
    b. Other identifiable intangible assets:
       (1) Purchased credit card relationships................................   5506           0   6.b.(1)
       (2) All other identifiable intangible assets...........................   5507   1,924,563   6.b.(2)
    c. Goodwill...............................................................   3163   6,460,421   6.c.
    d. Total (sum of items 6.a through 6.c) (must equal Schedule RC, item 10).   2143   8,631,696   6.d.
    e. Amount of intangible assets (included in item 6.b.(2) above) that have been grandfathered or are otherwise qualifying for regulatory
       capital purposes.......................................................   6442     739,403   6.e.
 7. Mandatory convertible debt, net of common or perpetual preferred stock
    dedicated to redeem the debt..............................................   3295     324,976   7.
                                                                                 -----------------
-----------------
(1) Do not report federal funds sold and securities purchased under agreements to resell with other commercial banks in the U.S. in this item.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-18
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1

SCHEDULE RC-M -- Continued

                                                                                            ----------------------
                                                              Dollar Amounts in Thousands             Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
 8. a. Other real estate owned:
       (1) Direct and indirect investments in real estate ventures........................  RCFD 5372     123,124  8.a.(1)
       (2) All other real estate owned:
           (a) Construction and land development in domestic offices......................  RCON 5506           0  8.a.(2)(a)
           (b) Farmland in domestic offices...............................................  RCON 5509      22,336  8.a.(2)(b)
           (c) 1-4 family residential properties in domestic offices......................  RCON 5510      51,626  8.a.(2)(c)
           (d) Multifamily (5 or more) residential properties in domestic offices.........  RCON 5511         818  8.a.(2)(d)
           (e) Nonfarm residential properties in domestic offices.........................  RCON 5512     163,900  8.a.(2)(e)
           (f)In foreign offices..........................................................  RCFM 5513           0  8.a.(2)(f)
       (3) Total (sum of items 8.a.(1) and 8.a.(2)) (must equal Schedule RC, item 7)......  RCFD 2150     361,804  8.a.(3)
    b. Investments in unconsolidated subsidiaries and associated companies:
       (1) Direct and indirect investments in real estate ventures........................  RCFD 5374       2,376  8.b.(1)
       (2) All other investments in unconsolidated subsidiaries
           and associated companies.......................................................  RCFD 5375      64,530  8.b.(2)
       (3) Total (sum of items 8.b.(1) and 8.b.(2)) (must equal Schedule RC, item 8)......  RCFD 2130      66,906  8.b.(3)
    c. Total assets of unconsolidated subsidiaries and associated companies...............  RCFD 5376   7,142,349  8.c.
 9. Noncumulative perpetual preferred stock and related surplus included in Schedule RC,
    item 23, "Perpetual preferred stock and related surplus"..............................  RCFD 3778           0  9.
10. Mutual fund and annuity sales in domestic offices during the quarter (include proprietary, private label, and third party products):
    a. Money market funds.................................................................  RCON 6441  10,513,200  10.a.
    b. Equity securities funds............................................................  RCON 8427     219,900  10.b.
    c. Debt securities funds..............................................................  RCON 8428     180,300  10.c.
    d. Other mutual funds.................................................................  RCON 8429      98,500  10.d.
    e. Annuities..........................................................................  RCON 8430     178,200  10.e.
    f. Sales of proprietary mutual funds and annuities (included in items 10.a.
       through 10.e above)................................................................  RCON 8784  10,935,700  10.f.



                                                                                            ----------------------
Memorandum                                                    Dollar Amounts in Thousands   RCFD      Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
1. Interbank holdings of capital instruments (to be completed for the December report only):
   a. Reciprocal holdings of banking organizations' capital instruments...................  3836               N/A  M.1.a.
   b. Nonreciprocal holdings of banking organizations' capital instruments................  3837               N/A  M.1.b.


Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96  ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-19
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

SCHEDULE RC-N--PAST DUE AND NONACCRUAL LOANS, LEASES,
               AND OTHER ASSETS

The FFIEC regards the information reported in
all of Memorandum item 1, in items 1 through 10,
column A, and in Memorandum items 2 through 4,
column A, as confidential.
                                                                                                             ---------
                                                                                                                C470
                                                         -------------------------------------------------------------
                                                             (Column A)           (Column B)            (Column C)
                                                              Past due            Past due 90           Nonaccrual
                                                           30 through 89          days or more
                                                           days and still          and still
                                                              accruing             accruing
                                                         ------------------   ------------------   -------------------
                           Dollar Amounts in Thousands   RCFD  Bil Mil Thou   RCFD  Bil Mil Thou   RCFD  Bil Mil Thou
----------------------------------------------------------------------------------------------------------------------
 1. Loans secured by real estate:
    a. To U.S. addressees (domicile) .................   1245       702,059   1246       104,705   1247       429,249    1.a.
    b. To non-U.S. addressees (domicile) .............   1248             0   1249             0   1250             0    1.b.
 2. Loans to depository institutions and acceptances
    of other banks:
    a. To U.S. banks and other U.S. depository
       institutions ..................................   5377             0   5378             0   5379             0    2.a.
    b. To foreign banks ..............................   5380            35   5381             0   5382             0    2.b.
 3. Loans to finance agricultural production and
    other loans to farmers ...........................   1594        51,738   1597         7,836   1583        14,293    3.
 4. Commercial and industrial loans:
    a. To U.S. addressees (domicile) .................   1251       410,822   1252        47,712   1253       173,717    4.a.
    b. To non-U.S. addressees (domicile) .............   1254             0   1255             0   1256             0    4.b.
 5. Loans to individuals for household, family, and
    other personal expenditures:
    a. Credit cards and related plans ................   5383        34,192   5384         8,331   5385           114    5.a.
    b. Other (includes single payment, installment,
       and all student loans) ........................   5386       114,425   5387         4,728   5388         1,506    5.b.
 6. Loans to foreign governments and official
    institutions .....................................   5389             0   5390             0   5391             0    6.
 7. All other loans ..................................   5459        69,543   5460         9,721   5461           406    7.
 8. Lease financing receivables:
    a. Of U.S. addressees (domicile) .................   1257        14,749   1258           410   1259           204    8.a.
    b. Of non-U.S. addressees (domicile) .............   1271             0   1272             0   1791             0    8.b.
 9. Debt securities and other assets (exclude other
    real estate owned and other repossessed assets) ..   3505             0   3506             0   3507           454    9.

===============================================================================================================================

Amounts reported in items 1 through 8 above include guaranteed and unguaranteed portions of past due and nonaccrual loans and leases.  Report in item 10 below certain guaranteed loans and leases that have already been included in the amounts reported in items 1 through 8.

                                                         -------------------------------------------------------------
                                                         RCFD  Bil Mil Thou   RCFD  Bil Mil Thou   RCFD  Bil Mil Thou
----------------------------------------------------------------------------------------------------------------------
10. Loans and leases reported in items 1
    through 8 above which are wholly or partially
    guaranteed by the U.S. Government ................   5612        12,207   5613         3,348   5614        15,192    10.
    a. Guaranteed portion of loans and leases
       included in item 10 above .....................   5615         9,308   5616         2,748   5617        12,617    10.a.


                                                                 29

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-20
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

SCHEDULE RC-N--CONTINUED

                                                                                                             ---------
                                                                                                               C473
                                                                              ----------------------------------------
                                                             (Column A)           (Column B)            (Column C)
                                                              Past due            Past due 90           Nonaccrual
                                                           30 through 89          days or more
                                                           days and still          and still
MEMORANDA                                                     accruing             accruing
                                                         ------------------   ------------------   -------------------
                           Dollar Amounts in Thousands   RCFD  Bil Mil Thou   RCFD  Bil Mil Thou   RCFD  Bil Mil Thou
----------------------------------------------------------------------------------------------------------------------
 1. Restructured loans and leases included in
    Schedule RC-N, items 1 through 8, above (and not
    reported in Schedule RC-C, part I, Memorandum
    item 2) ..........................................   1658             0   1659             0   1661        71,070    M.1.
 2. Loans to finance commercial real estate,
    construction, and land development activities
    (not secured by real estate) included in
    Schedule RC-N, items 4 and 7, above ..............   6558        33,466   6559           724   6560        10,244    M.2.
                                                       ---------------------------------------------------------------
                                                         RCON  Bil Mil Thou   RCON  Bil Mil Thou   RCON  Bil Mil Thou
                                                       ---------------------------------------------------------------
 3. Loans secured by real estate in domestic offices
    (included in Schedule RC-N, item 1, above):
    a. Construction and land development .............   2759        57,120   2769         2,829   3492        26,643    M.3.a.
    b. Secured by farmland ...........................   3493         7,927   3494           360   3495         4,568    M.3.b.
    c. Secured by 1-4 family residential properties:
       (1) Revolving, open-end loans secured by
           1-4 family residential properties and
           extended under lines of credit ............   5398        37,300   5399        12,136   5400         6,737    M.3.c.(1)
       (2) All other loans secured by 1-4 family
           residential properties ....................   5401       270,262   5402        52,168   5403        86,384    M.3.c.(2)
    d. Secured by multifamily (5 or more) residential
       properties ....................................   3499         9,262   3500            61   3501        28,891    M.3.d.
    e. Secured by nonfarm nonresidential properties...   3502       320,188   3503        37,151   3504       276,026    M.3.e.
                                                       ---------------------------------------------------------------
                                                       -----------------------------------------
                                                             (Column A)           (Column B)
                                                             Past due 30          Past due 90
                                                             through 89           days or more
                                                       -----------------------------------------
                                                         RCFD  Bil Mil Thou   RCFD  Bil Mil Thou
                                                       ------------------------------------------
                                                       --------------------   ------------------
 4. Interest rate, foreign exchange rate, and other
    commodity and equity contracts:
    a. Book value of amounts, carried as assets ......   3522             0   3528             0   M.4.a.
    b. Replacement cost of contracts with a
       positive replacement cost .....................   3529             0   3530             0   M.4.b.
                                                       -----------------------------------------


                                                                 30

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-21
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

Schedule RC-O--Other Data for Deposit Insurance Assessments

                                                                                                               ----
                                                                                                               C475
                                                                                                  -----------------
                                                                   Dollar Amounts in Thousands    RCON Bil Mil Thou
-------------------------------------------------------------------------------------------------------------------
1. Unposted debits (see instructions):
   a. Actual amount of all unposted debits .....................................................  0030          N/A   1.a.
      OR
   b. Separate amount of unposted debits:
      (1) Actual amount of unposted debits to demand deposits ..................................  0031       11,380   1.b.(1)
      (2) Actual amount of unposted debits to time and savings deposits(1) .....................  0032        7,844   1.b.(2)
2. Unposted credits (see instructions):
   a. Actual amount of all unposted credits ....................................................  3510          N/A   2.a.
      OR
   b. Separate amount of unposted credits:
      (1) Actual amount of unposted credits to demand deposits .................................  3512       14,662   2.b.(1)
      (2) Actual amount of unposted credits to time and savings deposits(1) ....................  3514        2,474   2.b.(2)
3. Uninvested trust funds (cash) held in bank's own trust department (not included in total
   deposits in domestic offices) ...............................................................  3520       32,481   3.
4. Deposits of consolidated subsidiaries in domestic offices and in insured branches in Puerto
   Rico and U.S. territories and possessions (not included in total deposits):
   a. Demand deposits of consolidated subsidiaries .............................................  2211       21,818   4.a.
   b. Time and savings deposits(1) of consolidated subsidiaries ................................  2351            0   4.b.
   c. Interest accrued and unpaid on deposits of consolidated subsidiaries .....................  5514            0   4.c.
5. Deposits in insured branches in Puerto Rico and U.S. territories and possessions:
   a. Demand deposits in insured branches (included in Schedule RC-E, Part II) .................  2229            0   5.a.
   b. Time and savings deposits(1) in insured branches (included in Schedule RC-E, Part II) ....  2383            0   5.b.
   c. Interest accrued and unpaid on deposits in insured branches
      (included in Schedule RC-G, item 1.b) ....................................................  5515            0   5.c.
                                                                                                  -----------------
                                                                                                  -----------------
Item 6 is not applicable to state nonmember banks that have not been authorized by the Federal
Reserve to act as pass-through correspondents.
6. Reserve balances actually passed through to the Federal Reserve by the reporting bank on behalf of its respondent depository institutions that are also reflected as deposit liabilities of the reporting bank:
   a. Amount reflected in demand deposits (included in Schedule RC-E, Part I, item 4 or 5,
      column B) ................................................................................  2314            0   6.a.
   b. Amount reflected in time and savings deposits(1) (included in Schedule RC-E, Part I,
      item 4 or 5, column A or C, but not column B) ............................................  2315            0   6.b.
7. Unamortized premiums and discounts on time and savings deposits:(1)
   a. Unamortized premiums .....................................................................  5516       23,371   7.a.
   b. Unamortized discounts ....................................................................  5517            0   7.b.
                                                                                                  -----------------
-----------------------------------------------------------------------------------------------------------------------------
8. To be completed by banks with "Oakar deposits."
                                                                                                  -----------------
   Total "Adjusted Attributable Deposits" of all institutions acquired under Section 5(d)(3) of
   the Federal Deposit Insurance Act (from most recent FDIC Oakar Transaction Worksheet(s)) ....  5518    3,349,101   8.
                                                                                                  -----------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  -----------------
9. Deposits in lifeline accounts ...............................................................  5596                9.
10. Benefit-responsive "Depository Institution Investment Contracts" (included in total
    deposits in domestic offices) ..............................................................  8432            0  10.
                                                                                                  -----------------

------------
(1) For FDIC insurance assessment purposes, "time and savings deposits" consists of nontransaction accounts and all transaction accounts other than demand deposits.

                                                                 31

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-22
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

SCHEDULE RC-O -- Continued
                                                                                 -----------------
                                                   Dollar Amounts in Thousands   RCON Bil Mil Thou
--------------------------------------------------------------------------------------------------
11. Adjustments to demand deposits in domestic offices reported in Schedule
    RC-E for certain reciprocal demand balances:
    a. Amount by which demand deposits would be reduced if reciprocal demand balances between the reporting bank and savings associations were
       reported on a net basis rather than a gross basis in Schedule RC-E.....   8785           0   11.a.
    b. Amount by which demand deposits would be increased if reciprocal demand balances between the reporting bank and U.S. branches and agencies of foreign banks were reported on a gross basis rather than
       a net basis in Schedule RC-E...........................................   A181           0   11.b.
    c. Amount by which demand deposits would be reduced if cash items in process of collection were included in the calculation of net reciprocal demand balances between the reporting bank and the domestic
       offices of U.S. banks and savings associations in Schedule RC-E........   A182       3,169   11.c.
                                                                                 -----------------

Memoranda (to be completed each quarter except as noted)
                                                                                 -----------------
                                                   Dollar Amounts in Thousands   RCON Bil Mil Thou
--------------------------------------------------------------------------------------------------
 1. Total deposits in domestic offices of the bank (sum of Memorandum items
    1.a.(1) and 1.b.(1) must equal Schedule RC, item 13.a):
    a. Deposit accounts of $100,000 or less:
       (1) Amount of deposit accounts of $100,000 or less.....................   2702  47,946,956   M.1.a.(1)
       (2) Number of deposit accounts of $100,000 or less               Number
           (to be completed for the June report only)........-----------------
                                                             RCON 3779     N/A                      M.1.a.(2)
                                                             -----------------
    b. Deposit accounts of more than $100,000:
       (1) Amount of deposit accounts of more than $100,000...................   2710  29,167,908   M.1.b.(1)
                                                                        Number
       (2) Number of deposit accounts of more than $100,000..-----------------
                                                             RCON 2722  80,984                      M.1.b.(2)
                                                             -----------------
 2. Estimated amount of uninsured deposits in domestic offices of the bank:
    a. An estimate of your bank's uninsured deposits can be determined by multiplying the number of deposit accounts of more than $100,000 reported in Memorandum item 1.b.(2) above by $100,000 and subtracting the result from the amount of deposit accounts of more than $100,000 reported in
       Memorandum item 1.b.(1) above.

       Indicate in the appropriate box at the right whether your bank has a            YES    NO    M.2.a.
       method or procedure for determining a better estimate of uninsured        -----------------
       deposits than the estimate described above.............................   6861          X
                                                                                 -----------------
                                                                                 RCON Bil Mil Thou
    b. If the box marked YES has been checked, report the estimate of            -----------------
       uninsured deposits determined by using your bank's method or procedure.   5597         N/A   M.2.b.
                                                                                 -----------------

--------------------------------------------------------------------------------------------------
Person to whom questions about the Reports of Condition and Income should                    C477
be directed:                                                                                ------

Nancy E. Hull, AVP & Project Manager                          (415) 396-3986
--------------------------------------------------------      --------------------------------------------
Name and Title (TEXT 8901)                                    Area code/phone number/extension (TEXT 8902)

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-23
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1

SCHEDULE RC-R -- Regulatory Capital

This schedule must be completed by all banks as follows: Banks that reported total assets of $1 billion or more in Schedule RC, item 12, for June 30, 1995, must complete items 2 through 9 and Memoranda items 1 and 2. Banks with assets of less than $1 billion must complete items 1 through 3 below or Schedule RC-R in its entirety, depending on their response to item 1 below.


1. Test for determining the extent to which Schedule RC-R must be completed
   To be completed only by banks with total assets of less than $1 billion.                     C480
   Indicate in the appropriate box at the right whether the bank has total                   YES     NO
   capital greater than or equal to eight percent of adjusted total assets.....  RCFD 6056              1.

        For purposes of this test, adjusted total assets equals total assets less cash, U.S. Treasuries, U.S. Government agency obligations, and 80 percent of U.S. Government-sponsored agency obligations plus the allowance for loan and lease losses and selected off-balance sheet items as reported on Schedule RC-L (see instructions).
        If the box marked YES has been checked, then the bank only has to complete items 2 and 3 below. If the box marked NO has been checked, the bank must complete the remainder of this schedule.
        A NO response to item 1 does not necessarily mean that the bank's actual risk-based capital ratio is less than eight percent or that the bank is not in compliance with the risk-based capital guidelines.

   NOTE: All banks are required to complete items 2 and 3 below. See optional worksheet for items 3.a through 3.f.



                                                                                (Column A)          (Column B)
                                                                               Subordinated            Other
                                                                               Debt(1) and          Limited-Life
                                                                            Intermediate Term         Capital
                                                                             Preferred Stock        Instruments
                                                                            -----------------    -----------------
                                             Dollar Amounts in Thousands    RCFD Bil Mil Thou    RCFD Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
 2. Subordinated debt(1) and other limited-life capital instruments
    (original weighted average maturity of at least five years)
    with a remaining maturity of:
    a. One year or less.................................................    3780            0    3786            0  2.a.
    b. Over one year through two years..................................    3781            0    3787            0  2.b.
    c. Over two years through three years...............................    3782            0    3788            0  2.c.
    d. Over three years through four years..............................    3783            0    3789            0  2.d.
    e. Over four years through five years...............................    3784       35,000    3790            0  2.e.
    f. Over five years..................................................    3785      711,000    3791            0  2.f.
 3. Amounts used in calculating regulatory capital ratios (report amounts determined by the bank for its own internal regulatory
    capital analyses consistent with applicable capital standards):                              RCFD Bil Mil Thou
    a. Tier 1 capital........................................................................    8274    6,539,449  3.a.
    b. Tier 2 capital........................................................................    8275    2,000,678  3.b.
    c. Total risk-based capital..............................................................    3792    8,540,127  3.c.
    d. Excess allowance for loan and lease losses............................................    A222      621,693  3.d.
    e. Risk-weighted assets (net of all deductions, including excess allowance)..............    A223   74,314,473  3.e.
    f. "Average total assets" (net of all assets deducted from Tier 1 capital) (2)...........    A224   91,714,628  3.f.



Items 4-9 and Memoranda items 1 and 2 are to be completed                       (Column A)          (Column B)
by banks that answered NO to item 1 above and                                     Assets           Credit Equiv-
by banks with total assets of $1 billion or more.                                Recorded           alent Amount
                                                                                  on the          of Off-Balance
                                                                               Balance Sheet      Sheet Items(3)
                                                                            -----------------    -----------------
                                                                            RCFD Bil Mil Thou    RCFD Bil Mil Thou
------------------------------------------------------------------------------------------------------------------
 4. Assets and credit equivalent amounts of off-balance sheet items assigned to the Zero percent risk category:
    a. Assets recorded on the balance sheet:
       (1) Securities issued by, other claims on, and claims unconditionally guaranteed by, the U.S. Government and its agencies and
           other OECD central governments...............................    3794    2,671,244                       4.a.(1)
       (2) All other....................................................    3795    3,477,376                       4.a.(2)
    b. Credit equivalent amount of off-balance sheet items..............                         3796    2,960,816  4.b.

----------
(1) Exclude mandatory convertible debt reported in Schedule RC-N, item 7.
(2) Do not deduct excess allowance for loan and lease losses.
(3) Do not report in column B the risk-weighted amount of assets reported in column A.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 031
Address:               420 Montgomery Street                                                                         Page RC-24
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

Schedule RC-R--Continued

                                                                                   (Column A)         (Column B)
                                                                                     Assets          Credit Equiv-
                                                                                    Recorded          alent Amount
                                                                                     on the          of Off-Balance
                                                                                  Balance Sheet       Sheet Items(1)
                                                                                -----------------   -----------------
                                                   Dollar Amounts in Thousands  RCFD Bil Mil Thou   RCFD Bil Mil Thou
------------------------------------------------------------------------------  -----------------   -----------------
5. Assets and credit equivalent amounts of off-balance sheet items assigned to the 20 percent risk category:
   a.  Assets recorded on the balance sheet:
       (1) Claims conditionally guaranteed by the U.S. Government and
           its agencies and other OECD central governments . . . . . . . . . .  3798       57,069                     5.a.(1)
       (2) Claims collateralized by securities issued by the U.S. Government and its agencies and other OECD central governments; by
           securities issued by U.S. Government-sponsored agencies; and
           by cash on deposit  . . . . . . . . . . . . . . . . . . . . . . . .  3799       62,288                     5.a.(2)
       (3) All other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3800   27,479,517                     5.a.(3)
   b.  Credit equivalent amount of off-balance sheet items . . . . . . . . . .                      3801    1,434,748 5.b.
6. Assets and credit equivalent amounts of off-balance sheet items assigned to the 50 percent risk category:
   a.  Assets recorded on the balance sheet  . . . . . . . . . . . . . . . . .  3802   12,929,675                     6.a.
   b.  Credit equivalent amount of off-balance sheet items . . . . . . . . . .                      3803       60,941 6.b.
7. Assets and credit equivalent amounts of off-balance sheet items assigned to the 100 percent risk category:
   a.  Assets recorded on the balance sheet  . . . . . . . . . . . . . . . . .  3804   60,624,483                     7.a.
   b.  Credit equivalent amount of off-balance sheet items . . . . . . . . . .                      3805   10,898,623 7.b.
8. On-balance sheet asset values excluded from the calculation of the
   risk-based capital ratio(2)     . . . . . . . . . . . . . . . . . . . . . .  3806       73,874                     8.
9. Total assets recorded on the balance sheet (sum of
   items 4.a, 5.a, 6.a, 7.a, and 8, column A)(must equal Schedule RC,
   item 12 plus items 4.b and 4.c) . . . . . . . . . . . . . . . . . . . . . .  3807  101,175,526                     9.
                                                                                -----------------   -----------------

Memoranda

                                                                      Dollar Amounts in Thousands   RCFD Bil Mil Thou
-------------------------------------------------------------------------------------------------   -----------------
1. Current credit exposure across all off-balance sheet derivative contracts covered by the
   risk-based capital standards . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8764      238,838 M.1.
                                                                                                    -----------------


                                                                          With a remaining maturity of:
                                                   -------------------------------------------------------------------------
                                                         (Column A)               (Column B)                (Column C)
                                                      One year or less          Over one year              Over 5 years
                                                                              through five years
                                                   ----------------------   ----------------------    ----------------------
                                                   RCFD Tril Bil Mil Thou   RCFD Tril Bil Mil Thou    RCFD Tril Bil Mil Thou
                                                   ----------------------   ----------------------    ----------------------
2.  Notional principal amounts of
    off-balance sheet derivative contracts(3):
    a. Interest rate contracts . . . . . . . . .   3809         3,658,493    8766       36,106,226    8767         3,300,778 M.2.a
    b. Foreign exchange contracts  . . . . . . .   3812         1,007,324    8769           44,085    8770                 0 M.2.b
    c. Gold contracts  . . . . . . . . . . . . .   8771                 0    8772                0    8773                 0 M.2.c
    d. Other precious metals contracts . . . . .   8774                 0    8775                0    8776                 0 M.2.d
    e. Other commodity contracts . . . . . . . .   8777                 0    8778                0    8779                 0 M.2.e
    f. Equity derivative contracts . . . . . . .   A000                 0    A001                0    A002                 0 M.2.f
                                                   ----------------------    ---------------------    ----------------------

---------------
(1) Do not report in column B the risk-weighted amount of assets reported in column A.

(2) Include the difference between the fair value and the amortized cost of available-for-sale securities in item 8 and report the amortized cost of these securities in items 4 through 7 above. Item 8 also includes on-balance sheet values (or portions thereof) of off-balance sheet interest rate, foreign exchange rate, and commodity contracts and those contracts (e.g. futures contract) not subject to risk-based capital. Exclude from item 8 margin accounts and accrued receivables not included in the calculation of credit equivalent amounts of off-balance sheet derivatives as well as any portion of the allowance for loan and lease losses in excess of the amount that may be included in Tier 2 capital.

(3) Exclude foreign exchange contracts with an original maturity of 14 days or less and all futures contracts.

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450   FFIEC 03
Address:               420 Montgomery Street                                                                         Page RC-25
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

              OPTIONAL NARRATIVE STATEMENT CONCERNING THE AMOUNTS
                REPORTED IN THE REPORTS OF CONDITION AND INCOME
                   at close of business on September 30, 1996

Wells Fargo Bank, National Association           San Francisco     ,  California
-----------------------------------------------  ------------------   ----------
Legal Title of Bank                              City                 State

The management of the reporting bank may, if it wishes, submit a brief narrative statement on the amounts reported in the Reports of Condition and Income. This optional statement will be made available to the public, along with the publicly available data in the Reports of Condition and Income, in response to any request for individual bank report data. However, the information reported in column A and in all of Memorandum item 1 of Schedule RC-N is regarded as confidential and will not be released to the public. BANKS CHOOSING TO SUBMIT THE NARRATIVE STATEMENT SHOULD ENSURE THAT THE STATEMENT DOES NOT CONTAIN THE NAMES OR OTHER IDENTIFICATIONS OF INDIVIDUAL BANK CUSTOMERS, REFERENCES TO THE AMOUNTS REPORTED IN THE CONFIDENTIAL ITEMS IN SCHEDULE RC-N, OR ANY OTHER INFORMATION THAT THEY ARE NOT WILLING TO HAVE MADE PUBLIC OR THAT WOULD COMPROMISE THE PRIVACY OF THEIR CUSTOMERS. Banks choosing not to make a statement may check the "No comment" box below and should make no entries of any kind in the space provided for the narrative statement; i.e., DO NOT enter in this space such phrases as "No statement," "Not applicable," "N/A," "No comment," and "None."

The optional statement must be entered on this sheet. The statement should not exceed 100 words. Further, regardless of the number of words, the statement must not exceed 750 characters, including punctuation, indentation, and standard spacing between words and sentences. If any submission should exceed 750 characters, as defined, it will be truncated at 750 characters with no notice to the submitting bank and the truncated statement will appear as the bank's statement both on agency computerized records and in computer-file releases to the public.

All information furnished by the bank in the narrative statement must be accurate and not misleading. Appropriate efforts shall be taken by the submitting bank to ensure the statement's accuracy. The statement must be signed, in the space provided below, by a senior officer of the bank who thereby attests to its accuracy.

If, subsequent to the original submission, material changes are submitted for the data reported in the Reports of Condition and income, the existing narrative statement will be deleted from the files, and from disclosure; the bank, at its option, may replace it with a statement, under signature, appropriate to the amended data.

The optional narrative statement will appear in agency records and in release to the public exactly as submitted (or amended as described in the preceding paragraph) by the management of the bank (except for the truncation of statements exceeding the 750-character limit described above). THE STATEMENT WILL NOT BE EDITED OR SCREENED IN ANY WAY BY THE SUPERVISORY AGENCIES FOR ACCURACY OR RELEVANCE. DISCLOSURE OF THE STATEMENT SHALL NOT SIGNIFY THAT ANY FEDERAL SUPERVISORY AGENCY HAS VERIFIED OR CONFIRMED THE ACCURACY OF THE INFORMATION CONTAINED THEREIN. A STATEMENT TO THIS EFFECT WILL APPEAR ON ANY PUBLIC RELEASE OF THE OPTIONAL STATEMENT SUBMITTED BY THE MANAGEMENT OF THE REPORTING BANK.

-----------------------------------------------------------------------------
NO COMMENT [X] (RCOM 6979)                                       C471 / C472
           ---

BANK MANAGEMENT STATEMENT (please type or print clearly):
(TEXT 6980)



               --------------------------------------     ------------------
               Signature of Executive Officer of Bank     Date of Signature

Legal Title of Bank:   Wells Fargo Bank, National Association                 Call Date:  9/30/96   ST-BK: 06-1450
Address:               420 Montgomery Street
City, State   Zip:     San Francisco, CA 94163
FDIC Certificate No.:  0/3/5/1/1
                       ---------

                                             THIS PAGE IS TO BE COMPLETED BY ALL BANKS
-----------------------------------------------------------------------------------------------------------------------------------
                        NAME AND ADDRESS OF BANK                                OMB No. For  OCC:  1557-0081
                                                                                OMB No. For FDIC:  3064-0052
                                                                           OMB No. For Federal Reserve: 7100-0036
                                                                                 Expiration Date:   3/31/99

                            PLACE LABEL HERE                                            SPECIAL REPORT
                                                                                (Dollar Amounts in Thousands)
                                                        ---------------------------------------------------------------------------
                                                          CLOSE OF BUSINESS     FDIC Certificate Number
                                                          DATE                                                  C-700           <-
                                                                  9/30/96               0 3 5 1 1
-----------------------------------------------------------------------------------------------------------------------------------
LOANS TO EXECUTIVE OFFICERS (Complete as of each Call Report Date)
-----------------------------------------------------------------------------------------------------------------------------------
The following information is required by Public Laws 90-44 and 102-242, but does not constitute a part of the Report of Condition.
With each Report of Condition, these laws require all banks to furnish a report of all loans or other extensions of credit to their executive officers made since the date of the previous Report of Condition.  Data regarding individual loans or other extensions of credit are not required.  if no such loans or other extensions of credit were made during the period, insert "none" against subitem
(a).  (exclude the first $15,000 of indebtedness of each executive officer under bank credit card plan.)  see sections 215.2 and
215.3 of title 12 of the code of federal regulations (federal reserve board regulation d) for the definitions of "executive officer"
and "extension of credit," respectively.  exclude loans and other extensions of credit to directors and principal shareholders who are not executive officers.
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              -----------------------
a. Number of loans made to executive officers since the previous Call Report date............   RCFD 3561          0    a.
                                                                                              -----------------------
b. Total dollar amount of above loans (in thousands of dollars)..............................   RCFD 3562          0    b.
                                                                                              -----------------------
c. Range of interest charged on above loans                   -------------------------------------------------------
   (example: 9 3/4% = 9.75)..................................  RCFD 7701     0.00     %  to      RCFD 7702    0.00  %   c.
                                                              -------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------










-----------------------------------------------------------------------------------------------------------------------------------
SIGNATURE AND TITLE OF OFFICER AUTHORIZED TO SIGN REPORT                                        DATE (Month, Day, Year)

            /s/ FRANK A. MOESLEIN

   Frank A. Moeslein, Executive Vice President and Controller                                           November 14, 1996
-----------------------------------------------------------------------------------------------------------------------------------
NAME AND TITLE OF PERSON TO WHOM INQUIRIES MAY BE DIRECTED (TEXT 8903)                          AREA CODE/PHONE NUMBER/EXTENSION
                                                                                                (TEXT 8904)
Nancy E. Hull, AVP & Project Manager                                                                    (415) 396-3986
-----------------------------------------------------------------------------------------------------------------------------------
FDIC 8040/33 (6-95)